Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
Important: If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
(1) REVISION OF APPROVED CAPS FOR REVISED
CONTINUING CONNECTED TRANSACTIONS;
(2) NEW CONTINUING CONNECTED TRANSACTION;
(3) CONNECTED AND MAJOR TRANSACTION — PROVISION
OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS;
(4) AMENDMENT TO BYE-LAWS; AND
(5) ADOPTION OF A NEW SET OF BYE-LAWS
Independent Financial Adviser to the Independent Board Committee
and Shareholders or Independent Shareholders
A letter from the independent board committee of Brilliance China Automotive Holdings Limited is set out on page 25 of this circular.
A letter from Partners Capital International Limited, the independent financial adviser, containing its advice to the independent board committee and the shareholders of Brilliance China Automotive Holdings Limited is set out on pages 26 to 53 of this circular.
A notice convening a special general meeting to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 16 November 2007 at 9:00 a.m. is set out on pages 63 to 68 of this circular. Whether or not you are able to attend the special general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the office of the branch registrar of Brilliance China Automotive Holdings Limited in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the special general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting (as the case may be) should you so wish.

* for identification purposes only
24 October 2007

i

DEFINITIONS
     In this circular, unless otherwise defined, terms used herein shall have the following meaning:

“2005 Framework Agreements”	the framework agreements entered into between members of the Group and the connected persons on 16 December 2005 as set out in the sub-paragraph headed “The Continuing Connected Transactions” in the announcement made by the Company dated 16 December 2005;

“2006 Annual Report”	the annual report of the Company for the year ended 31 December 2006;

“2006 Framework Agreements”	the framework agreements entered into between members of the Group and the connected persons on 15 December 2006 as set out in the sub-paragraph headed “The Additional Continuing Connected Transactions” in the announcement made by the Company dated 15 December 2006;

“2007 SGM”	a special general meeting held on 12 February 2007 to approve, among others, the Revised Caps of the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and the New Caps and the financial assistance to/by connected persons;

“Additional Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the sub-paragraph headed “The Additional Continuing Connected Transactions” in the announcement made by the Company dated 15 December 2006;

“Approved Caps”	the Revised Caps and the New Caps as approved by the Shareholders at the 2007 SGM;

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Bermuda Companies Act”	The Companies Act 1981 of Bermuda (as amended);

“Board”	the board of Directors;

“Bye-Laws”	the bye-laws of the Company;

“Caps”	the maximum annual monetary value of the New Continuing Connected Transaction for the two financial years ending 31 December 2008;

DEFINITIONS

“ChenFa”	(Shenyang ChenFa Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 19 June 2003 and a wholly-owned subsidiary of the Company. The principal activities of ChenFa are the development, manufacture and sale of power trains in the PRC;

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Continuing Connected Transactions”	the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions;

“Directors”	the directors of the Company;

“Dongxing”	(Shenyang Brilliance Dongxing Automotive Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 17 March 1999 and a wholly-owned subsidiary of the Company. The principal activities of Dongxing are the manufacture and trading of automotive components and remodeling of minibuses and sedans in the PRC;

“Financial Assistance”	the financial assistance provided to/by the Group by/to connected persons as set out in the paragraph headed “The Financial Assistance” in the letter from the Board in this circular;

“Group”	the Company and its subsidiaries;

“Huachen”	Huachen Automotive Group Holdings Company Limited, the controlling shareholder of the Company which as at the Latest Practicable Date is interested in approximately 39.41% of the issued share capital of the Company;

“Independent Board Committee”	the independent committee of the Board, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, being all the independent non-executive Directors of the Company, formed to advise the Shareholders as to (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance;

DEFINITIONS

“Independent Financial Adviser”	Partners Capital International Limited, the independent financial adviser appointed for the purpose of advising the Independent Board Committee and the Shareholders or the Independent Shareholders as to (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance;

“Independent Shareholders”	Shareholders other than Huachen and its associates;

“JinBei”	(Shenyang JinBei Automotive Company Limited*), a company incorporated in the PRC on 14 May 1984 whose shares are listed on the Shanghai Stock Exchange and holder of the 39.1% equity interests in Shenyang Automotive;

“JinBei Group”	JinBei and its subsidiaries and associates, other than Shenyang Automotive;

“Latest Practicable Date”	22 October 2007, the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Liaoning Zheng Guo”	(Liaoning Zheng Guo Investment Development Company Limited*), a company incorporated in the PRC on 10 October 1996. Liaoning Zheng Guo is currently 75% owned by Huachen and 25% by Zhuhai Brilliance;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“New Caps”	the estimated maximum annual monetary value of the Additional Continuing Connected Transactions for the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The New Caps” in the announcement made by the Company dated 15 December 2006;

“New Continuing Connected Transaction”	the continuing connected transaction between Shenyang Automotive and Liaoning Zheng Guo as contemplated under the Regional Agent Agreement;

“Ordinary Resolutions”	the ordinary resolutions to be proposed at the Special General Meeting for the approval of (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance; and each an “Ordinary Resolution”;

DEFINITIONS

“PRC”	The People’s Republic of China and for the sole purpose of this circular shall exclude Hong Kong, Macau Special Administrative Region and Taiwan;

“Proposed Caps”	the revised maximum annual monetary value of the Revised Continuing Connected Transactions for the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The Proposed Caps” in the letter from the Board in this circular;

“Regional Agent Agreement”	the distribution agreement dated 3 October 2007 entered into between Shenyang Automotive and Liaoning Zheng Guo in relation to the sale of automobiles manufactured by Shenyang Automotive;

“Relevant Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The Relevant Continuing Connected Transactions” in the announcement made by the Company dated 15 December 2006;

“Revised Caps”	the revised maximum annual monetary value of the Relevant Continuing Connected Transactions for the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The Revised Caps” in the announcement dated 15 December 2006;

“Revised Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the sub-paragraph headed “The Revised Continuing Connected Transactions” in the letter from the Board in this circular;

“RMB”	renminbi, the lawful currency of the PRC;

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Hidea”	(Shanghai Hidea Auto Design Co., Ltd.*), an equity joint venture enterprise established in the PRC on 16 April 2004 and in which the Company has an effective equity interests of 63.25%. The principal activities of Shanghai Hidea are in the design of automobiles;

“Shareholder(s)”	holder(s) of Shares of the Company;

“Shares”	shares of US$0.01 each of the Company;

DEFINITIONS

“Shenyang Automotive”	(Shenyang Brilliance JinBei Automobile Co., Ltd.), a sino-foreign equity joint venture established in the PRC on 19 July 1991 and whose equity interests are currently owned as to 51% by the Company and as to 39.1% by JinBei. The principal activities of Shenyang Automotive are the manufacture, assembly and sale of minibuses and sedans as well as automotive components in the PRC;

“Shenyang Jindong”	(Shenyang Jindong Development Co., Ltd.*), an equity joint venture established in the PRC on 18 April 2002 in which the Company has an effective equity interest of 75.5%. The principal activities of Shenyang Jindong are in the trading of automotive components;

“Special General Meeting”	the special general meeting of the Company to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 16 November 2007 at 9:00 a.m. for the purpose of considering, and if thought fit, approving (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; (iii) the Financial Assistance; (iv) the proposed amendment to the Bye-Laws; and (v) the adoption of a new set of Bye-Laws;

“Special Resolutions”	the special resolutions to be proposed at the Special General Meeting for the approval of the proposed amendment to the Bye-Laws and the adoption of a new set of Bye-Laws and each a “Special Resolution”;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“US$”	United States dollars, the lawful currency of the United States of America;

“Xing Yuan Dong”	(Shenyang XingYuanDong Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 12 October 1998 and a wholly-owned subsidiary of the Company. The principal activities of Xing Yuan Dong are the manufacture and trading of automotive components in the PRC; and

“Zhuhai Brilliance”	(Zhuhai Brilliance Holdings Company Limited), a company incorporated in the PRC on 7 April 1999 and is a 90% owned subsidiary of Huachen.

LETTER FROM THE BOARD

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

Executive Directors:	Registered Office:
Mr. Wu Xiao An	Canon’s Court
(also known as Mr. Ng Siu On) (Chairman)	22 Victoria Street
Mr. Qi Yumin (Chief Executive Officer)	Hamilton HM12
Mr. He Guohua	Bermuda
Mr. Wang Shiping	Head office and principal
Mr. Lei Xiaoyang (Chief Financial Officer)	place of business:
Independent Non-executive Directors:	Suites 1602–05
Mr. Xu Bingjin	Chater House
Mr. Song Jian	8 Connaught Road Central
Mr. Jiang Bo	Hong Kong

24 October 2007
To the Shareholders
Dear Sir or Madam,
(1) REVISION OF APPROVED CAPS FOR REVISED
CONTINUING CONNECTED TRANSACTIONS;
(2) NEW CONTINUING CONNECTED TRANSACTION;
(3) CONNECTED AND MAJOR TRANSACTION — PROVISION
OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS;
(4) AMENDMENT TO BYE-LAWS; AND
(5) ADOPTION OF A NEW SET OF BYE-LAWS
INTRODUCTION
     On 3 October 2007, the Board announced proposals:
—	to revise the maximum annual monetary value of the transactions for the Revised Continuing Connected Transactions for the financial year ending 31 December 2007 and/or the financial year ending 31 December 2008;

* for identification purposes only

—	to carry out the New Continuing Connected Transaction for the two financial years ending 31 December 2008; and

—	to undertake the Financial Assistance.
     Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of financial assistance by/to the Group to/by JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive constitute connected transactions under Chapter 14A of the Listing Rules. As the percentage ratios for the Financial Assistance is more than 25% but less than 100%, the Financial Assistance therefore also constitutes a major transaction under Chapter 14 of the Listing Rules. Liaoning Zheng Guo is held as to 75% by Huachen and as to 25% by Zhuhai Brilliance (which in turn is held as to 90% by Huachen). Huachen is currently interested in approximately 39.41% of the issued share capital of the Company. Accordingly, Liaoning Zheng Guo is an associate of Huachen and a connected person of the Company. The transactions contemplated under the Regional Agent Agreement constitute continuing connected transactions for the Company.
     Given that no connected person which is a party to the Revised Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolutions to approve the Proposed Caps and the Financial Assistance. Huachen and its associate will abstain from voting on the Ordinary Resolutions to approve the New Continuing Connected Transaction and the Caps, which shall be subject to approval by Independent Shareholders.
     The Board also proposed that subject to the approval of the Shareholders to be obtained at the Special General Meeting to amend certain bye-laws to reflect changes to the Bermuda Companies Act which came into effect on 29 December 2006 and also the amendments to the Listing Rules in relation to the abolition of publication of announcements in newspapers. In light of the voluminous amendments made to the Bye-Laws since its adoption in 2004, the Board also proposed to adopt a new set of Bye-Laws in substitution for the existing Bye-Laws reflecting all previous amendments. All Shareholders are eligible to vote on the Special Resolutions to be proposed at the Special General Meeting.
     An Independent Board Committee, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, being all the independent non-executive Directors of the Company, has been established to advise the Shareholders as to (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance. The letter from the Independent Board Committee setting out its advice and recommendations to the Shareholders on the Proposed Caps, the New Continuing Connected Transaction and the Caps and the Financial Assistance is set out on page 25 of this circular.
     Partners Capital International Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Shareholders or the Independent Shareholders in respect of the Proposed Caps, the New Continuing Connected Transaction and the Caps and the Financial Assistance. The letter from the Independent Financial Adviser setting out its advice and recommendations to the Independent Board Committee and the Shareholders or the Independent Shareholders on the Proposed Caps, the New Continuing Connected Transaction and the Caps and the Financial Assistance is set out on pages 26 to 53 of this circular.

     The purpose of this circular is to provide Shareholders with details of the Revised Continuing Connected Transactions, the Proposed Caps, the New Continuing Connected Transaction and the Caps, the Financial Assistance and the proposed amendment to the Bye-Laws and a notice to Shareholders convening the Special General Meeting to approve (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; (iii) the Financial Assistance; (iv) the proposed amendment to the Bye-Laws; and (v) the adoption of a new set of Bye-Laws.
THE CONTINUING CONNECTED TRANSACTIONS
Background
     Reference is made to the announcement dated 15 December 2006 and the circular issued by the Company dated 19 January 2007 in relation to, among others, the Relevant Continuing Connected Transactions, the Revised Caps, the Additional Continuing Connected Transactions and the New Caps.
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. During the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an ongoing basis. JinBei is a company incorporated in the PRC with A-shares listed and traded on the Shanghai Stock Exchange. The principal business of the JinBei Group is the manufacture and sale of automobiles and automotive components in the PRC. Shenyang Automotive is a 51%-owned subsidiary of the Company and is principally engaged in the manufacture and sale of minibuses and Zhonghua sedans in the PRC.
     At the 2007 SGM, the Shareholders approved the Revised Caps of the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and the New Caps.
     The Directors expected the actual monetary value of the Revised Continuing Connected Transactions for the financial years ending 31 December 2007 and/or 31 December 2008 will exceed the Approved Caps. As the Revised Continuing Connected Transactions will be carried out under the 2005 Framework Agreements and the 2006 Framework Agreements, no new agreements will be entered into for the Revised Continuing Connected Transactions as a result of the revision of the Approved Caps.

The Revised Continuing Connected Transactions
     The following are the particulars of the Revised Continuing Connected Transactions and the Approved Caps therefor:

Revised Continuing Connected		Approved maximum amounts in
Transactions and date of the	Major type of	RMB’000 for the financial years
framework agreement	products	ending 31 December
		2007	2008
(a) Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

i Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	Seats, steering systems, fuel pumps and driving shafts	1,300,000	1,900,000

ii Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	Rubber products	18,000	18,000

iii Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	Driving shafts	5,600	6,900

Revised Continuing Connected		Approved maximum amounts in
Transactions and date of the	Major type	RMB’000 for the financial years ending
framework agreement	of products	31 December
		2007	2008
(b) Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

i Purchases of materials and automotive components by ChenFa from Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	Gear boxes	83,000	83,000

ii Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	Automotive fitting, including center control locks, gear oil, core of front heaters	1,500	1,700

(c) Sale of automobiles, materials and automotive components by members of the Group to connected persons

i Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	Press parts	280,000	387,000

Revised Continuing Connected		Approved maximum amounts in
Transactions and date of the	Major type	RMB’000 for the financial years
framework agreement	of products	ending 31 December
		2007	2008
ii Sale of materials and automotive components by ChenFa to Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	Power trains	1,900,000	2,400,000

iii Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	Product design	6,700	7,300

iv Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	Matching components, including anti- impact beam sub-assembly of slide door, back- plate of anti- impact beam of slide door, mounting plate of antenna, anti- impact beam assembly of left hand side front door	43,000	47,000
     Pursuant to the framework agreements, the Revised Continuing Connected Transactions have been and will be carried out on terms which are no less favourable than the terms which can be obtained by the relevant members of the Group from independent third parties for products of comparable quality and quantity.

     The following are the actual value of the Revised Continuing Connected Transactions entered into between the parties for the six months ended 30 June 2007 and the Approved Caps for the year ending 31 December 2007:

		Actual
		amounts in
	Approved Caps in	RMB’000 for
	RMB’000 for the	the
	financial year	six months
Revised Continuing	ending	ended
Connected Transactions	31 December 2007	30 June 2007
(a) Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

i Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	1,300,000	581,057

ii Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	18,000	6,944

iii Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	5,600	3,313

		Actual
		amounts in
	Approved Caps in	RMB’000 for
	RMB’000 for the	the
	financial year	six months
Revised Continuing	ending	ended
Connected Transactions	31 December 2007	30 June 2007
(b) Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

i Purchases of materials and automotive components by ChenFa from Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	83,000	55,853

ii Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	1,500	704

(c) Sale of automobiles, materials and automotive components by members of the Group to connected persons

i Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	280,000	131,036

ii Sale of materials and automotive components by ChenFa to Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	1,900,000	1,116,136

		Actual
	Approved Caps in	amounts in
	RMB’000 for the	RMB’000 for
	financial year	the
	ending	six months
Revised Continuing	31 December	ended
Connected Transactions	2007	30 June 2007
iii Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	6,700	6,685

iv Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	43,000	21,103
     It is expected that the actual monetary value for the Revised Continuing Connected Transactions will not exceed the Approved Caps for the financial year ending 31 December 2007 by the time of the approval of the Proposed Caps by the Shareholders at the Special General Meeting, which will be convened and held on 16 November 2007.

THE PROPOSED CAPS
The Proposed Caps
     The following are the Proposed Caps for the Revised Continuing Connected Transactions for the two financial years ending 31 December 2008:

	Proposed estimated maximum
	amounts in RMB’000 for the
Revised Continuing Connected Transactions	financial years ending 31 December
	2007	2008
(a) Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

i Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	1,550,000	2,000,000

ii Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	18,000	22,000

iii Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	9,500	10,000

	Proposed estimated maximum
	amounts in RMB’000 for the financial
Revised Continuing Connected Transactions	years ending 31 December
	2007	2008
(b) Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

i Purchases of materials and automotive components by ChenFa from Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	130,000	150,000

ii Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	3,500	4,000

(c) Sale of automobiles, materials and automotive components by members of the Group to connected persons

i Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	330,000	420,000

ii Sale of materials and automotive components by ChenFa to Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	2,600,000	2,700,000

iii Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	40,000	85,000

iv Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	45,000	50,000

Basis of the Proposed Caps
     As stated in the circulars issued by the Company dated 23 January 2006 and 19 January 2007, in determining the maximum annual monetary values for the Revised Continuing Connected Transactions for the two financial years ending 31 December 2008, the Board had taken into account the following factors:
(a)	the anticipated growth of the automobile industry in the PRC in the two financial years ending 31 December 2008, which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group. In particular, the substantial growth experienced in 2006 and the first half of 2007 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending 31 December 2008;

(b)	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the two financial years ending 31 December 2008. The favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Annual Report, Shenyang Automotive sold 62,281 Zhonghua sedans in 2006, representing a 592% increase from approximately 9,000 sedans sold in 2005. 26,496 units of Zhonghua Zunchi model were sold in 2006, representing a 394% increase from 2005, whereas the new Junjie model, which was launched in March 2006, registered a sale of 35,367 units during 2006. Sales of deluxe minibuses also recorded a 42.8% increase in volume during 2006. For the first six months of 2007, Shenyang Automotive sold 60,287 Zhonghua sedans, representing an increase of 210.8% compared to the same period in 2006;

(c)	the continued launch of new models of Zhonghua sedans and minibuses in 2007 and 2008 will require new components which necessitate the entering into of the Continuing Connected Transactions, including the Revised Continuing Connected Transactions. The new Zhonghua coupe was launched in late September 2007;

(d)	the intended increase in the export of minibuses and sedans to overseas markets such as Europe, Egypt and Russia in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties; and

(e)	changes in product mix in response to market demand resulted in changes in the types of materials and automotive components used and the monetary value of the purchases of such materials and automotive components from the connected parties.
     Based on the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand and export to overseas markets described above, the Directors estimated the quantity required to meet such demand and multiplied the estimated quantity with the estimated price per unit of the individual components to arrive at the Proposed Caps.

THE NEW CONTINUING CONNECTED TRANSACTION
     On 3 October 2007, Shenyang Automotive entered into the Regional Agent Agreement with Liaoning Zheng Guo pursuant to which Liaoning Zheng Guo is to act as a regional agent of the whole range of automobiles manufactured by Shenyang Automotive for certain regions, such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Ningjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsa, Fuzhou, Guangzhou, Shenzhen and Naning for a term commencing after the approval of the Regional Agent Agreement by the Shareholders and expiring on 31 December 2008, with an option to renew for another term of 3 years exercisable by Shengyang Automotive. The Company will comply with all applicable Listing Rules requirements in the event Shenyang Automotive exercises the right to renew the Regional Agent Agreement. Shenyang Automotive will sell automobiles to Liaoning Zheng Guo on terms which are no less favourable to Shenyang Automotive than those offered to other authorised agents of Shenyang Automotive.
     It is anticipated that the maximum monetary value of the sales by Shenyang Automotive to Liaoning Zheng Guo for the two financial years ending 31 December 2008 will be RMB1,800,000,000 and RMB5,000,000,000, respectively. Based on the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand, the Directors estimated the quantity required to meet such demand and multiplied the estimated quantity with the estimated price per unit of the individual automobile to arrive at the Caps. The Directors have also reviewed the reasonableness of the Caps with reference to actual unaudited sales of the Group’s automobiles of RMB7,742,973,000 (the “Unaudited Sales”) for the six months ended 30 June 2007. The Cap of (i) RMB1,800,000,000 for the financial year ending 31 December 2007 represents 1.4 months’ sales volume based on the Unaudited Sales, being roughly the period between the proposed date of the Special General Meeting and 31 December 2007; and (ii) RMB5,000,000,000 for the financial year ending 31 December 2008 represents less than 4 months’ sales volume based on the Unaudited Sales assuming no growth in the Group’s sales in 2008.
     Huachen is engaged in the business of investment holdings. Liaoning Zheng Guo is a company incorporated in the PRC and is principally engaged in the business of trading and sale of automobiles and automobile parts and components. Liaoning Zheng Guo is held as to 75% by Huachen and as to 25% by Zhuhai Brilliance (which in turn is held as to 90% by Huachen and is engaged in the business of investment holdings). Huachen is currently interested in approximately 39.41% of the issued share capital of the Company. Accordingly, Liaoning Zheng Guo is an associate of Huachen and a connected person of the Company. The Regional Agent Agreement constitutes a continuing connected transaction for the Company.
THE FINANCIAL ASSISTANCE
On 3 October 2007,
(a)	an agreement for the provision of cross guarantee in respect of banking facilities in the amount of RMB2.0 billion was entered into between Shenyang Automotive and Xing Yuan Dong; and

(b)	an agreement for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million was entered into between Xing Yuan Dong and JinBei.

     The banking facilities, that will be granted to each of Shenyang Automotive, Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2008 to 31 December 2008. In the event the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company will have to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantees.
     Pursuant to such agreements, Shenyang Automotive and Xing Yuan Dong will provide cross guarantees to each other’s banking facilities in the amount of RMB2.0 billion and Xing Yuan Dong and JinBei will provide cross guarantees to each other’s banking facilities in the amount of RMB500 million. As a result of the increase in sale of automobiles, the volume of businesses of Shenyang Automotive and Xing Yuan Dong also increased resulting in the need for a higher amount of banking facilities to support their respective businesses.
     Each of JinBei and Shenyang Automotive are connected persons of the Company. The provision of the cross guarantees between Shenyang Automotive and Xing Yuan Dong and the cross guarantees between Xing Yuan Dong and JinBei constitute connected transactions under Rule 14A.13(2)(a)(i), Rule 14A.13(2)(b)(i) and Rule 14A.13(3) of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.63 of the Listing Rules. As the percentage ratios for the Financial Assistance is more than 25% but less than 100%, the Financial Assistance also constitutes a major transaction under Chapter 14 of the Listing Rules and has to be subject to the approval of the Shareholders. Given that no connected person which is a party to the Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolution to be proposed at the Special General Meeting in respect of the Financial Assistance.
REASONS FOR THE REVISED CONTINUING CONNECTED TRANSACTIONS, THE NEW CONTINUING CONNECTED TRANSACTION AND THE FINANCIAL ASSISTANCE
Reasons for the Revised Continuing Connected Transactions and the New Continuing Connected Transaction
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive components in the PRC, and some of such automotive components are sold to Shenyang Automotive for use in its assembly process as an automobile manufacturer. The Revised Continuing Connected Transactions and the New Continuing Connected Transaction are carried out in the ordinary and usual course of business of the Group.
     The Group purchases raw materials and basic automotive components in its ordinary and usual course of business to be used in the manufacturing of automotive components and for processing into core automotive components for use in automobile manufacturing. The Group will purchase raw materials and automotive components from the JinBei Group and Shenyang Automotive where the price offered by such companies are more favourable than other suppliers in order to control the costs of automobiles produced by the Group.

     In addition, the Group also purchases engines and other core automotive components from the connected persons so as to ensure the quality of the core automotive components, and also to ensure the technology used in the production of such core automotive components remained within the control of the Group. It is believed that control over such core automotive components will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group.
     As stated in the announcement made by the Company dated 16 December 2005, the Continuing Connected Transactions, including the Revised Continuing Connected Transactions, are entered into to enable the Group (i) to have more control over quality and technology of automotive components used in its production; (ii) to purchase materials and automotive components from manufacturers within close proximity to the production facilities to reduce cost and to enhance competitiveness of the Group; and (iii) to centralize the purchases of materials and automotive parts to enjoy better pricing of bulk purchases.
     As a result of the various changes in the market conditions explained in the sub-paragraph headed “Basis of the Proposed Caps” above, particularly the encouraging sales performance of the Group’s minibuses and Zhonghua sedans in 2006, which has recorded an increase of approximately 10.4% and 592%, respectively from 2005, the Board considered it necessary to revise the Approved Caps for the Revised Continuing Connected Transactions. The need to revise the Approved Caps for the Revised Continuing Connected Transactions is further supported by the continued increase in sales of the Zhonghua sedans in the first six months of 2007.
     With the appointment of Liaoning Zheng Guo as the regional sales agent for certain regions, such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Ningjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsa, Fuzhou, Guangzhou, Shenzhen and Naning, the Group can co-ordinate the sales amongst the Group’s authorised agents in a more efficient manner so as to enhance the sales capability of its authorised agents. Instead of dealing with a number of small authorised agents, the Group will be selling to Liaoning Zheng Guo which will then co-ordinate the sales to the smaller authorised agents, which is in line with the sales model for international automobile manufacturers. It is believed that the Group will benefit from the reduced administrative costs and enhanced sales capability of its authorised agents as the Group will be able to sell more automobiles through its authorised agents at lower costs and hence increase its sales and profitability.
     In the premises, the Directors (including the independent non-executive Directors) consider the Revised Continuing Connected Transactions and the New Continuing Connected Transaction to be entered into in the ordinary and usual course of business and the terms of such transactions as governed by the framework agreements, the Proposed Caps and the Caps to be fair and reasonable in so far as the Shareholders are concerned.
Reasons for the Financial Assistance
     With the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either a guarantee or securities from a third party to secure banking facilities granted to borrowers. Shenyang Automotive is the subsidiary within the Group principally engaged in the manufacturing of automobiles and automotive components. Shenyang Automotive will utilize its banking facilities to finance the increase in demand for newly introduced model of sedans, the expansion of its production capacity in anticipation of the scheduled launch of new models of minibuses and sedans and the business strategy of increasing the market share of the Group in the domestic sedan market in the PRC.

     JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality and volume of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since members of the JinBei Group are suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
     Xing Yuan Dong is one of the subsidiaries of the Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei and Shenyang Automotive will be utilized by Xing Yuan Dong to improve its production facilities in order to support the substantial increase in production volume and the future launch of new models of minibuses and sedans.
     At the 2007 SGM, the Shareholders have approved the provision of cross guarantees in respect of banking facilities in the amounts of (i) RMB1.5 billion between Shenyang Automotive and Xing Yuan Dong for the period from 1 January 2007 to 31 December 2007; and (ii) RMB500 million between Xing Yuan Dong and JinBei for the period from 1 January 2007 to 31 December 2007. As the agreements for provision of cross guarantees will expire by 31 December 2007 and for reasons set out above, the parties intend to extend the agreements for another financial year to until 31 December 2008.
     In the premises, the Directors (including the independent non-executive Directors) consider the provision of the financial assistance to and from the connected persons of the Company to be in the interest of the Group and that the terms of the agreements in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.
PROPOSED AMENDMENT TO BYE-LAWS AND ADOPTION OF A NEW SET
OF BYE-LAWS
     The Board proposed that subject to the approval of the Shareholders to be obtained at the Special General Meeting to amend certain bye-laws to reflect changes to the Bermuda Companies Act which came into effect on 29 December 2006 and also the amendments to the Listing Rules in relation to the abolition of publication of announcements in newspapers. In light of the voluminous amendments made to the Bye-Laws since its adoption in 2004, the Board also proposed to adopt a new set of Bye-Laws in substitution for the existing Bye- Laws reflecting all previous amendments.
GENERAL
     Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of financial assistance by/to the Group to/by JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes a major transaction under Chapter 14 of the Listing Rules. Liaoning Zheng Guo is held as to 75% by Huachen and as to 25% by Zhuhai Brilliance (which in turn is held as to 90% by Huachen). Huachen is currently interested in approximately 39.41% of the issued share capital of the Company. Accordingly, Liaoning Zheng Guo is an associate of Huachen and a connected person of the Company. The transactions contemplated under the Regional Agent Agreement constitute continuing connected transactions for the Company.

     The Independent Board Committee has been established to advise the Shareholders as to (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance.
     The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Shareholders or the Independent Shareholders in respect of the Proposed Caps, the New Continuing Connected Transaction and the Caps and the Financial Assistance. Given that no connected person which is a party to the Revised Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolutions in relation to the Revised Continuing Connected Transactions and Financial Assistance to be proposed at the Special General Meeting. Huachen and its associates will abstain from voting on the Ordinary Resolutions to approve the New Continuing Connected Transaction and the Caps. The Independent Shareholders will vote on the Ordinary Resolutions in relation to the New Continuing Connected Transaction and the Caps to be proposed at the Special General Meeting.
     All Shareholders are eligible to vote on the Special Resolutions in relation to the proposed amendment to the Bye-Laws and the adoption of a new set of Bye-Laws to be proposed at the Special General Meeting.
SPECIAL GENERAL MEETING
     A notice convening the Special General Meeting of the Company to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 16 November 2007 at 9:00 a.m. for the purpose of considering, and if thought fit, the passing of the Ordinary Resolutions and the Special Resolutions is set out on pages 63 to 68 of this circular.
     The Ordinary Resolutions in respect of the Proposed Caps, the New Continuing Connected Transaction and the Caps and the Financial Assistance will be put forward to the Shareholders at the Special General Meeting to vote by poll. Given that no connected person who is a party to the Revised Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the Ordinary Resolutions to be proposed at the Special General Meeting in respect of the Proposed Caps and the Financial Assistance. The Independent Shareholders are eligible to vote on the Ordinary Resolutions to be proposed at the Special General Meeting in respect of the New Continuing Connected Transaction and the Caps. Huachen and its associates will abstain from voting on the Ordinary Resolutions to approve the New Continuing Connected Transaction and the Caps.

     The Special Resolutions will be put forward to the Shareholders at the Special General Meeting to vote by a show of hands.
     There is enclosed a form of proxy for use at the Special General Meeting. Whether or not the Shareholders intend to be present at the Special General Meeting, they are requested to complete the form of proxy and return it to the office of the branch registrar of the Company in Hong Kong, Computershare Hong
     Kong Investor Services Limited, at Shops 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the Special General Meeting or any adjourned meeting (as the case may be). Completion and delivery of the form of proxy will not prevent the Shareholders from attending and voting at the Special General Meeting or adjourned meeting (as the case may be) if they so wish.
PROCEDURES BY WHICH A POLL MAY BE DEMANDED
     Pursuant to bye-law 70 of the Bye-Laws, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
(i)	by the Chairman of the meeting; or

(ii)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(iv)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
     Pursuant to Rule 13.39(3) of the Listing Rules, if the Chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of shares holding 5% or more of the total voting rights at a particular meeting, and if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman and/or the Directors and the Chairman holding proxies as aforesaid collectively shall demand a poll; provided that if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands (because the votes represented by those proxies exceed 50%, 75% or any other relevant percentage, as the case may be, of the total issued shares entitled to vote on the resolution in questions), then the Directors and/or the Chairman shall not be required to demand a poll.

RECOMMENDATIONS
     Having considered the reasons set out herein, the Directors (including the independent non-executive Directors) are of the opinion that (i) the Revised Continuing Connected Transactions, the Proposed Caps, the New Continuing Connected Transaction and the Caps to be in the interest of the Group and the Shareholders as a whole and that the terms of the framework agreements pursuant to which the Revised Continuing Connected Transactions have been and will be carried out and the Regional Agent Agreement to be fair and reasonable in so far as the Shareholders are concerned; and (ii) the provision of the Financial Assistance to and from the connected persons of the Company to be in the interest of the Group and the Shareholders as a whole and that the terms of the agreements in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.
     The proposed amendment to the Bye-Laws are to reflect the changes to the Bermuda Companies Act and the amendments to the Listing Rules, and hence necessary.
     Accordingly, the Directors also recommend the Shareholders to vote in favour of the Ordinary Resolutions and the Special Resolutions.
ADDITIONAL INFORMATION
     Your attention is drawn to the additional information set out in the Appendices to this circular.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

LETTER FROM INDEPENDENT BOARD COMMITTEE
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
24 October 2007
To the Shareholders
Dear Sir or Madam,
(1) REVISION OF APPROVED CAPS FOR REVISED
CONTINUING CONNECTED TRANSACTIONS;
(2) NEW CONTINUING CONNECTED TRANSACTION; AND
(3) CONNECTED AND MAJOR TRANSACTION — PROVISION
OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS
     We have been appointed as the Independent Board Committee to advise you in connection with (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance, details of which are set out in the letter from the Board in the circular to Shareholders dated 24 October 2007 (the “Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.
     Having taken into account (i) the Proposed Caps; (ii) the terms of the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance, the principal factors and reasons considered by the Independent Financial Adviser and its advice in relation thereto as set out on pages 26 to 53 of the Circular, we are of the opinion that the Proposed Caps, the New Continuing Connected Transaction and the Caps and the Financial Assistance are in the interest of the Company and the Shareholders as a whole and that (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance are fair and reasonable so far as the Shareholders are concerned. We therefore recommend that you vote in favour of the Ordinary Resolutions to be proposed at the Special General Meeting to approve the Proposed Caps, the New Continuing Connected Transaction and the Caps and the Financial Assistance.
Yours faithfully,
Xu Bingjin
Independent non-executive Director

Song Jian	Jiang Bo
Independent non-executive Director	Independent non-executive Director

*	for identification purposes only

LETTER FROM INDEPENDENT FINANCIAL ADVISER
     The following is the text of a letter received from the Independent Financial Adviser setting out its opinion to the Independent Board Committee and the Shareholders or the Independent Shareholders in respect of (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance for inclusion in this circular.

Partners Capital International Limited
Unit 3906, 39/F, COSCO Tower 183 Queen’s Road Central Hong Kong
24 October 2007
To the Independent Board Committee and the Shareholders
or the Independent Shareholders
Dear Sirs,
(1) REVISION OF APPROVED CAPS
FOR THE REVISED CONTINUING CONNECTED TRANSACTIONS;
(2) NEW CONTINUING CONNECTED TRANSACTION;
(3) CONNECTED AND MAJOR TRANSACTION — PROVISION
OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS
INTRODUCTION
     We refer to our engagement to advise the Independent Board Committee and the Shareholders or the Independent Shareholders in respect of (i) the Proposed Caps, (ii) the terms of the New Continuing Connected Transaction and the Caps; and (iii) the terms of the Financial Assistance, particulars of which are set out in the letter from the Board (the “Letter from the Board”) of this circular to the Shareholders dated 24 October 2007 (the “Circular”) and in which this letter is reproduced. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as given to them under the definitions section of the Circular.
     Further to the 2007 SGM at which Shareholders approved, among others, the Revised Caps to the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions and the New Caps, the Directors expected the actual monetary value of four categories of transactions to be carried out under the Revised Continuing Connected Transactions for the financial year ending 31 December 2007 and/or the financial year ending 31 December 2008 will exceed the Approved Caps:
(a)	purchases of materials and automotive components by each of (i) Shenyang Automotive, (ii) Dongxing and (iii) ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive) (individually, as the “Transaction (a)(i), (a)(ii) and (a)(iii));

(b)	purchases of materials and automotive components by each of (i) ChenFa and (ii) Shenyang Jindong from Shenyang Automotive (individually, as the “Transaction (b)(i) and (b)(ii));

(c)	sale of automobiles and automotive components by (i) Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive); and sale of materials and automotive components by each of (ii) ChenFa, (iii) Shanghai Hidea and (iv) Shenyang Jindong to Shenyang Automotive (individually, as the “Transaction (c)(i), (c)(ii), (c)(iii) and (c)(iv)).
     Further, a New Continuing Connected Transaction (on the appointment of Liaoning Zheng Guo as a regional sales agent of the Group) and the Financial Assistance to/by connected persons will be entered into.
     In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the Group and the respective terms and conditions of the Revised Continuing Connected Transactions, the New Continuing Connected Transaction and the Financial Assistance, including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors and the Company in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, the Company, Shenyang Automotive, Dongxing, ChenFa, Shenyang Jindong, Shanghai Hidea, JinBei and the JinBei Group and their respective associates nor have we carried out any independent verification of the information supplied.
(I)	THE PROPOSED CAPS AND (II) THE TERMS OF THE NEW CONTINUING CONNECTED TRANSACTION AND THE CAPS

Principal factors and reasons considered
     In arriving at our opinion regarding (i) the Proposed Caps and (ii) the terms of the New Continuing Connected Transaction and the Caps, we have considered the following principal factors and reasons:
1.	Background of and reasons for (i) the Proposed Caps and (ii) the terms of the New Continuing Connected Transaction and the Caps
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive components in the PRC, and some of such automotive components are sold to Shenyang Automotive for use in its assembly process as an automobile manufacturer.

•	Overview
     As set out in the Letter from the Board, the Group purchases raw materials and basic automotive components in its ordinary and usual course of business to be used in the manufacturing of automotive components and for processing into core automotive components for use in automobile manufacturing. The Group will purchase raw materials and automotive components from the JinBei Group and Shenyang Automotive where the price offered by such companies are more favourable than other suppliers in order to control the costs of automobiles produced by the Group.
     In addition, the Group also purchases engines and other core automotive components from the connected persons so as to ensure the quality of the core automotive components, and also to ensure the technology used in the production of such core automotive components remained within the control of the Group. It is believed that control over such core automotive components will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group.
     As stated in the announcement made by the Company dated 16 December 2005, the Continuing Connected Transactions, including the Revised Continuing Connected Transactions, are entered into to enable the Group (i) to have more control over quality and technology of automotive components used in its production; (ii) to purchase materials and automotive components from manufacturers within close proximity to the production facilities to reduce cost and to enhance competitiveness of the Group; and (iii) to centralize the purchases of materials and automotive parts to enjoy better pricing of bulk purchases. As a result of the various changes in the market conditions explained in the sub-paragraph headed “Basis of the Proposed Caps” in the Letter from the Board, particularly the encouraging sales performance of the Group’s minibuses and Zhonghua sedans in 2006, which has recorded an increase of approximately 10.4% and 592%, respectively from 2005, the Board considered it necessary to revise the Approved Caps for the Revised Continuing Connected Transactions. The need to revise the Approved Caps is further supported by the continued increase in sales of the Zhonghua sedans in the first six months of 2007.
     As advised by the Directors, in view of the substantial growth experienced in 2006 and further in the first six months of 2007, the Group anticipates that there will be continued growth in the automobile industry in the PRC during the two financial years ending 31 December 2008 which will lead to an increase in demand for existing models of minibuses and sedans manufactured by the
     Group. In addition, the Group has been launching and will continue to launch new models of minibus and sedan. Accordingly, the Group expects that the purchase of materials and automotive components for production from connected persons will increase in general.

     We note that, according to the statistics from the China Automobile Industry Association () of the PRC, the total number of sedans produced for the eight months ended 31 August 2007 amounted to approximately 3.01 million vehicles, representing an increase of approximately 26% from that of the corresponding period in year 2006. Upon further review of the interim report of the Company for the six months ended 30 June 2007 and as advised by the Directors, we note that Zhonghua sedans of the Group registered an impressive 2.1 times growth in unit sales over the corresponding period last year. The March 2007 launch of the new Zhonghua 1.8T engine version also expanded the Group’s sedan product offering during the period. As for the Zhonghua sedans, the Group will continue to enrich its product portfolio and heighten its brand recognition by introducing new models, such as the Zhonghua coupe which was launched in late September 2007. The Group will also proactively seek to capture new market opportunities, both domestically and overseas, while at the same time focusing on enhancing product quality and streamlining operations to improve production efficiency. On the above basis, we consider that the prevailing trend of growth supports the Group’s view about the growth of automobile industry in the PRC during the two financial years ending 31 December 2008.
•	Reasons for the Transactions (a)(i), (a)(ii) and (a)(iii)
     As set out in the letter from the board contained in the circular of the Company dated 19 January 2007, the manufacturing facilities of JinBei Group and the Group are both located in Shenyang, the PRC. With the close proximity of the manufacture facilities of the Group and JinBei Group, and the fact that most of the automotive components supplied by the JinBei Group were specifically designed for use in the manufacture of the Group’s minibuses and sedans, it is more cost-effective for the Group to purchase materials and automotive components from JinBei Group in terms of procurement lead time and transportation cost when compared with other suppliers. Further, in centralising the purchases of materials and automotive parts, the Group may enjoy better pricing of bulk purchases. In addition, we were advised by the Company that there are only limited independent suppliers who possess the specific production lines for supplying the specific automotive components for the Group’s production.
     For example, Shenyang Automotive (being a subsidiary of the Group) has been procuring seats, steering systems, fuel pumps and driving shafts from JinBei Group for onward manufacturing of automobiles and automotive components. On the other hand, Dongxing has been procuring automotive components such as rubber products from JinBei Group for onward production of rear axles for minibuses and sedans of the Group. In addition, ChenFa has been procuring automotive components such as driving shafts and rubber from JinBei Group for onward production of power trains for sedans of the Group.
     Based on the above, we concur with the Directors’ view that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole for the Group to enter into the relevant agreements with the JinBei Group to secure a stable supply of raw materials for the Group.

•	Reasons for the Transactions (b)(i) and (b)(ii)
     As advised by the Company, the Group can ensure the quality of the automotive components as well as the automobiles of the Group when the Group purchases engines and other key automotive components from Shenyang Automotive given that Shenyang Automotive is a 51% subsidiary of the Company over which the Group can exercise control. Meanwhile, this can ensure the technology used in the production of core automotive components remained within the control of the Group.
     ChenFa has been procuring imported gear boxes from Shenyang Automotive for onward production of power trains for sedans of the Group, given that Shenyang Automotive has been engaged in the import of gear boxes for the Group’s minibuses and sedans by possessing the relevant import/export rights. ChenFa further procures compressors and engines from independent third parties respectively for the production of power trains for sedans of the Group.
     Shenyang Jindong has been procuring automotive components (including automotive fitting such as center control locks, gear oil and core of front heaters) from Shenyang Automotive for use in its provision of maintenance services.
     Based on the above, we concur with the Directors’ view that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole for ChenFa and Shenyang Jindong to enter into respective framework agreements for the procurement of raw materials from Shenyang Automotive for the production of automotive components and the minibuses and sedans of the Group.
•	Reasons for the Transaction (c)(i)
     As advised by the Company, Shenyang Automotive imports steel from independent third parties from overseas and sells some of the imported steel to the JinBei Group for further processing. After using the steel to manufacture automotive components, the JinBei Group sells the processed automotive components back to Shenyang Automotive (which is included as part of the Transaction (a)(i) cited above) and the latter will use the automotive components for its own assembly process as automobile manufacturer. In addition, Shenyang Automotive also sells automotive components to the JinBei Group for JinBei Group’s own assembly process as automobile manufacturer.
     Based on the above, we concur with the Directors’ vew that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole for Shenyang Automotive to enter into the relevant agreement with the JinBei Group to secure a stable customer, as well as a stable supplier, for the Group.
•	Reasons for the Transactions (c)(ii), (c)(iii) and (c)(iv)
     ChenFa has been engaged in the production of power trains for sedans of the Group. Shanghai Hidea has been engaged in the provision of design services to Shenyang Automotive in respect of inner and outer decorations of minibuses and Zhonghua sedans. Shenyang Jindong has been engaged in the provision of matching components such as anti-impact beam sub-assembly of slide doors, back-plate of anti-impact beam of slide doors, mounting plate of antenna to Shenyang Automotive for onward assembly.

     As advised by the Company, the general production flow would be having ChenFa, Shanghai Hidea and Shenyang Jindong to sell the relevant processed automotive components/design to Shenyang Automotive in order for onward assembly of the Group’s minibuses and sedans by Shenyang Automotive. In order to complete the assembly process of minibuses and sedans of the Group, Shenyang Automotive may purchases other raw materials.
     Based on the above, we concur with the Directors’ view that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole for the Group to enter into the relevant framework agreements for the Group to carry out its normal operation of production of minibuses and sedans of the Group.
•	Reasons for the New Continuing Connected Transaction
     As set out in the Letter from the Board, with the appointment of Liaoning Zheng Guo as the regional sales agent for certain areas such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Ningjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsa, Fuzhou, Guangzhou, Shenzhen and Naning, the Group can co-ordinate the sales amongst the Group’s authorised agents in a more efficient manner so as to enhance the sales capability of its authorised agents. Instead of dealing with a number of small authorised agents, the Group will be selling to Liaoning Zheng Guo which will then co-ordinate the sales to the smaller authorised agents, which is in line with the sales model for international automobile manufacturers. It is believed that the Group will benefit from the reduced administrative costs and enhanced sales capability of its authorised agents as the Group will be able to sell more automobiles through its authorised agents at lower costs and hence increase its sales and profitability.
     Upon enquiry, we were advised by the Directors that Liaoning Zheng Guo has strong governmental support and hence is well positioned to further explore the market segment of government sector as the Group’s customer base. In addition, it is also the long-term policy of the
     Group and also the industry trend of international automobile manufacturers to focus on its core manufacturing activities as a car manufacturer rather than devoting internal resources to sales and distribution operations. We have further obtained a reconciliation from the Directors that the extent of administrative costs saved by selling via Liaoning Zheng Guo in lieu of dealing directly with a number of small authorised agents is projected to exceed the agency fee payable to Liaoning Zheng Guo on a per vehicle sold basis.

     Based on the above, we concur with the Directors’ view that it is fair and reasonable and in the interests of the Company and the Shareholders as a whole for the Group to enter into the Regional Agent Agreement in respect of the New Continuing Connected Transaction for the Group to better carry out its sales and distribution activities.
2.	The Proposed Caps for the Revised Continuing Connected Transactions and the Caps for the New Continuing Connected Transaction
     Based on information provided by the Company, the following table summarises (i) the historical figures of the Revised Continuing Connected Transactions for the three financial years ended 31 December 2006 and the six months ended 30 June 2007; (ii) the Approved Caps for the two financial years ending 31 December 2008; and (iii) the Proposed Caps for the two financial years ending 31 December 2008:

						Historical
			Historical figures (in			figures (in
			RMB’000)			RMB’000) for	Proposed Caps (in RMB’000)
			for the financial years			the six months	for the financial years ending
Revised Continuing			ended 31 December			ended 30 June	31 December
Connected Transactions			2004	2005	2006	2007	2007	2008
(a	)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

(i	)	Purchases of materials	232,978	265,831	719,016	581,057	1,550,000	2,000,000
		and automotive components					(1,300,000)	(1,900,000)
		by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

(ii)		Purchases of materials	2,204	7,074	16,701	6,944	18,000	22,000
		and automotive components					(18,000)	(18,000)
		by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

(iii)		Purchases of	23,048	388	3,569	3,313	9,500	10,000
		materials and automotive					(5,600)	(6,900)
		components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

(b	)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

(i	)	Purchases of materials	31,488	21,822	91,029	55,853	130,000	150,000
		and automotive components					(83,000)	(83,000)
		by ChenFa from Shenyang Automotive

(ii)		Purchases of materials	Nil	Nil	Nil	704	3,500	4,000
		and automotive components					(1,500)	(1,700)
		by Shenyang Jindong from Shenyang Automotive

(c	)	Sale of automobiles, materials and automotive components by members of the Group to connected persons

					Historical
		Historical figures (in			figures (in
		RMB’000)			RMB’000) for	Proposed Caps (in RMB’000)
		for the financial years			the six months	for the financial years ending
Revised Continuing		ended 31 December			ended 30 June	31 December
Connected Transactions		2004	2005	2006	2007	2007	2008
(i )	Sale of automobiles	28,864	69,331	166,284	131,036	330,000	420,000
	and automotive components					(280,000)	(387,000)
	by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

(ii)	Sale of materials and	370,922	223,922	1,216,488	1,116,136	2,600,000	2,700,000
	automotive components by					(1,900,000)	(2,400,000)
	ChenFa to Shenyang Automotive

(iii)	Sale of materials	Nil	Nil	Nil	6,685	40,000	85,000
	and automotive components					(6,700)	(7,300)
	by Shanghai Hidea to Shenyang Automotive

(iv)	Sale of materials and	Nil	Nil	Nil	21,103	45,000	50,000
	automotive components by					(43,000)	(47,000)
	Shenyang Jindong to Shenyang Automotive

Note: the figures in bracket set out in the above table are the Approved Caps.
     The following table further summarises (i) the historical figures of the New Continuing Connected Transaction for the three financial years ended 31 December 2006 and the six months ended 30 June 2007; and (ii) the Caps for the two financial years ending 31 December 2008:

					Historical
					figures (in
		Historical figures (in RMB’000)			RMB’000)	Caps (in RMB’000) for the
		for the financial years			for the six months	financial years ending 31
New Continuing Connected		ended 31 December			ended 30 June	December
Transaction		2004	2005	2006	2007	2007	2008
•	Appointment of connected person as a regional agent of automobiles manufactured by Shenyang Automotive

1.	Appointment of	Nil	Nil	Nil	Nil	1,800,000	5,000,000
	Liaoning Zheng Guo as a regional agent of automobiles manufactured by Shenyang Automotive

     In determining the value of the Proposed Caps for the Revised Continuing Connected Transactions for the two financial years ending 31 December 2008, the Board had taken into account the following factors:
(a)	the anticipated growth of the automobile industry in the PRC in the two financial years ending 31 December 2008, which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group. In particular, the substantial growth experienced in 2006 and the first half of 2007 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending 31 December 2008;

(b)	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the two financial years ending 31 December 2008. The favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Annual Report, Shenyang Automotive sold 62,281 Zhonghua sedans in 2006, representing a 592% increase from approximately 9,000 sedans sold in 2005. 26,496 units of Zhonghua Zunchi model were sold in 2006, representing a 394% increase from 2005, whereas the new Junjie model, which was launched in March 2006, registered a sale of 35,367 units during 2006. Sales of deluxe minibuses also recorded a 42.8% increase in volume during 2006. For the first six months of 2007, Shenyang Automotive sold 60,287 Zhonghua sedans, representing an increase of 210.8% compared to the same period in 2006;

(c)	the continued launch of new models of Zhonghua sedans and minibuses in 2007 and 2008 will require new components which necessitate the entering into of the Continuing Connected Transactions, including the Revised Continuing Connected Transactions. The new Zhonghua coupe was launched in late September 2007;

(d)	the intended increase in the export of minibuses and sedans to overseas markets such as Europe, Egypt and Russia in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties; and

(e)	changes in product mix in response to market demand resulted in changes in the types of materials and automotive components used and the monetary value of the purchases of such materials and automotive components from the connected parties.

     After taking into account the above factors, we further analyse the bases on which the Proposed Caps and the Caps as follows:
(a)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)
i.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement

Pursuant to the relevant 2005 Framework Agreement, the materials and automotive components are to be purchased by Shenyang Automotive from JinBei Group on terms which are no less favourable than the terms which can be obtained by Shenyang Automotive from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.

As advised by the Directors, there are only limited independent suppliers who possess the specific production lines for supplying the specific automotive components (namely, seats, steering systems, fuel pumps and driving shafts) for the production by Shenyang Automotive. On such basis, we were confirmed by the Directors that there were no meaningful comparable purchase transactions for the above materials and automotive components available for our comparison.

As regards the Proposed Caps to be sought of the purchases by Shenyang Automotive from JinBei Group for the two financial years ending 31 December 2008 of RMB1,550,000,000 and RMB2,000,000,000 respectively, we have obtained from the Directors a list of estimated purchases components summing roughly up to the Proposed Caps. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components is arrived at taking into account the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand and export to overseas markets. We consider such basis of preparation to be in line with market practice. For the two financial years ending 31 December 2008, we note that the basis of adopting the price per unit of the purchases components underlying the list is to remain roughly stable at those actually recorded in the first half of 2007, which in turn was roughly similar to actual price levels in 2006.

Upon review, we understand from the Directors that the basis of increase of the Proposed Caps over the Approved Caps for the two financial years ending 31 December 2008 of RMB1,300,000,000 and RMB1,900,000,000 respectively is mainly attributable to (i) the estimated increase in the production volume of Zhonghua automobiles by Shenyang Automotive in 2007; and (ii) the emergence of two new member companies of JinBei Group as new suppliers to Shenyang Automotive in 2007. As a simplified analytic review for reasonableness, we note that the increase in the maximum annual amount for 2007 to RMB1,550,000,000 represents a level which is still less than the actual growth rate experienced by the purchases by Shenyang Automotive from JinBei Group for the six months ended 30 June 2007 of approximately 134% (2006H1: RMB248,215,000 versus 2007H1: RMB581,057,000) if applied on the actual purchases by Shenyang Automotive from JinBei Group for the financial year ended 31 December 2006 of approximately RMB719,016,000.

Further, we have obtained confirmation from the Directors that a majority portion of the estimated purchases components under the list was derived from the estimated orders as projected from the major customers of Shenyang Automotive for the two financial years ending 31 December 2008, with a minority portion of the estimated purchases components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.

On the above basis, we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

ii.	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement

Pursuant to the relevant 2005 Framework Agreement, the materials and automotive components are to be purchased by Dongxing from JinBei Group on terms which are no less favourable than those which can be obtained by Dongxing from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.

Upon enquiry, we were confirmed by the Directors that the materials and automotive components (namely, rubber products) to be purchased by Dongxing are tailor-made by JinBei Group and hence JinBei Group represents the sole supplier to Dongxing. Given that Dongxing does not purchase the same materials and automotive components from independent third party suppliers, we were confirmed by the Company that there were no comparable purchases transactions for the above materials and automotive components available for our comparison.

As regards the Proposed Cap to be sought of the purchases by Dongxing from JinBei Group for the financial year ending 31 December 2008 of RMB22,000,000, we have obtained from the Directors a list of estimated purchases components summing roughly up to the Proposed Cap. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components is arrived at taking into account the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand and export to overseas markets. We consider such basis of preparation to be in line with market practice. For the two financial years ending 31 December 2008, we note that the basis of adopting the price per unit of the components underlying the list is to remain roughly stable at those actually recorded in the first half of 2007, which in turn was roughly similar to actual price levels in 2006.

Upon review, we understand from the Directors that the basis of the increase of the Proposed Cap over the Approved Cap for the financial year ending 31 December 2008 of RMB18,000,000 is mainly attributable to the estimated increase in the production volume of new A Class Zhonghua sedans and new Zhonghua coupe by Shenyang Automotive in 2008. As a simplified analytic review for reasonableness, we note that the actual growth rate experienced by the purchases by Dongxing from JinBei Group for the six months ended 30 June 2007 was negative at approximately 27% (2006H1: RMB9,554,000 versus 2007H1: RMB6,944,000). The Directors explained the negative growth to be attributable to un-even pace of production of specific-purpose automobiles (utilising rubber as raw materials) during the first half of 2007.

In any event, we have obtained confirmation from the Directors that a majority portion of the estimated purchases components under the list was derived from the estimated orders as projected from the major customers of Dongxing for the two financial years ending 31 December 2008, with a minority portion of the estimated purchases components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Cap.

On the above basis, we are of the view that the bases on which the Proposed Cap were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

iii.	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement

Pursuant to the relevant 2005 Framework Agreement, the materials and automotive components are to be purchased by ChenFa from JinBei Group on terms which are no less favourable than the terms which can be obtained by ChenFa from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.

Upon enquiry, we were confirmed by the Directors that the materials and automotive components (namely, driving shafts) to be purchased by ChenFa are tailor-made by JinBei Group and hence JinBei Group represents the sole supplier to ChenFa. Given that ChenFa does not purchase the same materials and automotive components from independent third party suppliers, we were confirmed by the Company that there were no comparable purchases transactions for the above materials and automotive components available for our comparison.

As regards the Proposed Caps to be sought of the purchases by ChenFa from JinBei Group for the two financial years ending 31 December 2008 of RMB9,500,000 and RMB10,000,000 respectively, we have obtained from the Directors a list of estimated purchases components summing roughly up to the Proposed Caps. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components is arrived at taking into account the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand and export to overseas markets. We consider such basis of preparation to be in line with market practice. For the two financial years ending 31 December 2008, we note that the basis of adopting the price per unit of the purchases components underlying the list is to remain roughly stable at that actually recorded in the first half of 2007, which in turn was roughly similar to actual price level in 2006.

Upon review, we understand from the Directors that the basis of the increase of the Proposed Caps over the Approved Caps for the two financial years ending 31 December 2008 of RMB5,600,000 and RMB6,900,000 respectively is mainly attributable to the estimated increase in the utilisation proportion of power trains to be provided by ChenFa for sedans of the Group. As a simplified analytic review for reasonableness, we note that the proposed increase in the maximum annual amount for 2007 to RMB9,500,000 represents a level which is still less than the actual growth rate experienced by the purchases by ChenFa from JinBei Group for the six months ended 30 June 2007 of approximately 172% (2006H1: RMB1,216,000 versus 2007H1: RMB3,313,000) if applied on the actual purchases by ChenFa from JinBei Group for the financial year ended 31 December 2006 of approximately RMB3,569,000.

Further, we have obtained confirmation from the Directors that a majority portion of the estimated purchases components under the list was derived from the estimated orders as projected from the major customers of ChenFa for the two financial years ending 31 December 2008, with a minority portion of the estimated purchases components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.

On the above basis, we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
(b)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
i.	Purchases of materials and automotive components by ChenFa from Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement

Pursuant to the relevant 2005 Framework Agreement, the materials and automotive components are to be purchased by ChenFa from Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by ChenFa from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.

Upon enquiry, we were confirmed by the Directors that the materials and automotive components (namely, gear boxes) to be purchased by ChenFa are tailor-made by Shenyang Automotive and hence Shenyang Automotive represents the sole supplier to ChenFa for that particular specification of gear boxes. Given that ChenFa does not purchase the same specification of gear boxes from independent third party suppliers, we were confirmed by the Company that there were no direct comparable purchases transactions for the above materials and automotive components available for our comparison.

As regards the Proposed Caps to be sought of the purchases by ChenFa from Shenyang Automotive for the two financial years ending 31 December 2008 of RMB130,000,000 and RMB150,000,000 respectively, we have obtained from the Directors a list of estimated purchases components summing roughly up to the Proposed Caps. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components is arrived at taking into account the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand and export to overseas markets. We consider such basis of preparation to be in line with market practice. For the two financial years ending 31 December 2008, we note that the basis of adopting the price per unit of the purchases component underlying the list is to remain roughly stable at that actually recorded in the first half of 2007, which in turn was lower than the actual price levels in 2006. The Directors explained the adoption of such pricing to be attributable to the result of mutual negotiation after accounting for the change in market condition.

Upon review, we understand from the Directors that the basis of the increase of the Proposed Caps over the Approved Caps for the two financial years ending 31 December 2008 of RMB83,000,000 and RMB83,000,000 respectively is mainly attributable to the estimated increase in the utilisation proportion of power trains to be provided by ChenFa for sedans of the Group. As a simplified analytic review for reasonableness, we note that the proposed increase in the maximum annual amount for 2007 to RMB130,000,000 represents a level which is close to the actual growth rate experienced by the purchases by ChenFa from Shenyang Automotive for the six months ended 30 June 2007 of approximately 42% (2006H1: RMB39,345,000 versus 2007H1: RMB55,853,000) if applied on the actual purchases by ChenFa from Shenyang Automotive for the financial year ended 31 December 2006 of approximately RMB91,029,000.

Further, we have obtained confirmation from the Directors that a majority portion of the estimated purchases components under the list was derived from the estimated orders as projected from the major customers of ChenFa for the two financial years ending 31 December 2008, with a minority portion of the estimated purchases components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.

On the above basis, we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

ii.	Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement

Pursuant to the relevant 2006 Framework Agreement, the materials and automotive components are to be purchased by Shenyang Jindong from Shenyang Automotive on terms which are no less favourable than the terms which can be obtained by Shenyang

Jindong from independent third parties for purchase of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.

Upon enquiry, we were confirmed by the Directors that the materials and automotive components (namely, automotive fitting, including center control locks, gear oil, core of front heaters) to be purchased by Shenyang Jindong are tailor-made by Shenyang Automotive and hence Shenyang Automotive represents the sole supplier to Shenyang Jindong. Given that Shenyang Jindong does not purchase the same materials and automotive components from independent third party suppliers, we were confirmed by the Company that there were no comparable purchases transactions for the above materials and automotive components available for our comparison.

As regards the Proposed Caps to be sought of the purchases by Shenyang Jindong from Shenyang Automotive for the two financial years ending 31 December 2008 of RMB3,500,000 and RMB4,000,000 respectively, we have obtained from the Directors a list of estimated purchases components summing roughly up to the Proposed Caps. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components is arrived at taking into account the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand and export to overseas markets. We consider such basis of preparation to be in line with market practice. For the two financial years ending 31 December 2008, we note that the basis of adopting the price per unit of the purchases component underlying the list is to remain roughly stable at that actually recorded in the first half of 2007, which in turn was roughly similar to the actual price levels in 2006. The Directors explained the adoption of such pricing to be attributable to a stable trend of price levels actually recorded in the first half of 2007 when compared with those in 2006.

Upon review, we understand from the Directors that the basis of increase of the Proposed Caps over the Approved Caps for the two financial years ending 31 December 2008 of RMB1,500,000 and RMB1,700,000 respectively is mainly attributable to the estimated increase in the automotive fitting (including center control locks) and engines required by Zhonghua automobiles of the Group.

In any event, we have obtained confirmation from the Directors that a majority portion of the estimated purchases components under the list was derived from the estimated orders as projected from the major customers of Shenyang Jindong for the two financial years ending 31 December 2008, with a minority portion of the estimated purchases components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.

On the above basis, we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
(c)	Sale of automobiles, materials and automotive components by members of the Group to connected persons
i.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement

Pursuant to the relevant 2005 Framework Agreement, the automobiles and automotive components are to be provided by Shenyang Automotive to JinBei Group on terms which are no less favourable than the terms which can be offered by Shenyang Automotive to independent third parties for sales of automobiles and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.

As advised by the Directors, there are only limited independent customers of Shenyang Automotive as far as specific automotive components (namely, imported steel used for manufacturing the press parts) are concerned. On such basis, we were confirmed by the Directors that there were no meaningful comparable sales transactions for the automotive components available for our comparison.

As advised by the Company, Shenyang Automotive imports steel from independent third parties from overseas and sells some of the imported steel (used for manufacturing press parts) to JinBei Group for further processing. As regards the Proposed Caps to be sought of the sales by Shenyang Automotive to JinBei Group for the two financial years ending 31 December 2008 of RMB330,000,000 and RMB420,000,000 respectively, we have obtained from the Directors a list of estimated sales components summing roughly up to the Proposed Caps. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components is arrived at taking into account the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand and export to overseas markets. We consider such basis of preparation to be in line with market practice. For the two financial years ending 31 December 2008, we note that the basis of adopting the price per unit of the sales components underlying the list is to remain roughly stable at those actually recorded in the first half of 2007, which in turn was roughly similar to actual price levels in 2006.

Upon review, we understand from the Directors that the basis of the increase of the Proposed Caps over the Approved Caps for the two financial years ending 31 December 2008 of RMB280,000,000 and RMB387,000,000 respectively is mainly attributable to (i) the estimated increase in the production volume of automobiles by Shenyang Automotive in 2007; (ii) the emergence of two new member companies of JinBei Group as new customers of Shenyang Automotive; (iii) the commencement of formal production of new Zhonghua coupe by Shenyang Automotive in late September 2007. As a simplified analytic review for reasonableness, we note that the proposed increase in the maximum annual amount for 2007 to RMB330,000,000 represents a level which is still lower than the actual growth rate experienced by the sales by Shenyang Automotive to JinBei Group for the six months ended 30 June 2007 of approximately 230% (2006H1: RMB39,724,000 versus 2007H1: RMB131,036,000) if applied on the actual sales by Shenyang Automotive to JinBei Group for the financial year ended 31 December 2006 of approximately RMB166,284,000.

Further, we have obtained confirmation from the Directors that a majority portion of the estimated sales components under the list represents the estimated orders as projected from the major customers of JinBei Group for the two financial years ending 31 December 2008, with a minority portion of the estimated sales components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.

On the above basis, we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

ii.	Sale of materials and automotive components by ChenFa to Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement

Pursuant to the relevant 2005 Framework Agreement, the materials and automotive components are to be provided by ChenFa to Shenyang Automotive on terms which are no less favourable than the terms which can be offered by ChenFa to independent third parties for sales of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.

Upon enquiry, we were confirmed by the Directors that the materials and automotive components to be provided to Shenyang Automotive are tailor-made by ChenFa and hence Shenyang Automotive represents the sole customer of ChenFa. Given that ChenFa does not sell the same materials and automotive components to independent third party customers, we were confirmed by the Company that there were no comparable sales transactions for the above materials and automotive components available for our comparison.

As advised by the Company, ChenFa has been engaged in the production of power trains for sedans of the Group. As regards the Proposed Caps to be sought of the sales by ChenFa to Shenyang Automotive for the two financial years ending 31 December 2008 of RMB2,600,000,000 and RMB2,700,000,000 respectively, we have obtained from the Directors a list of estimated sales components summing roughly up to the Proposed Caps. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components is arrived at taking into account the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand and export to overseas markets. We consider such basis of preparation to be in line with market practice. For the two financial years ending 31 December 2008, we note that the basis of adopting the price per unit of power trains underlying the list is to remain roughly stable, but at about 30% higher than that actually recorded in the first half of 2007, which in turn had already experienced a single-digit reduction from the actual price level in 2006. The Directors explained the adoption of different pricing to be attributable to different mixture of different specifications of power trains sold/to be sold.

Upon review, we understand from the Directors that the basis of the increase of the Proposed Caps over the Approved Caps for the two financial years ending 31 December 2008 of RMB1,900,000,000 and RMB2,400,000,000 respectively is mainly attributable to the estimated increase in the utilisation proportion of power trains to be provided by ChenFa for sedans of the Group. As a simplified analytic review for reasonableness, we note that the proposed increase in the maximum annual amount for 2007 to RMB2,600,000,000 represents a level which is still lower than the actual growth rate experienced by the sales by ChenFa to Shenyang Automotive for the six months ended 30 June 2007 of approximately 200% (2006H1: RMB372,497,000 versus 2007H1: RMB1,116,136,000) if applied on the actual sales by ChenFa to Shenyang Automotive for the financial year ended 31 December 2006 of approximately RMB1,216,488,000.

Further, we have obtained confirmation from the Directors that a majority portion of the estimated sales components under the list represents the estimated orders as projected from the major customers of Shenyang Automotive for the two financial years ending 31 December 2008, with a minority portion of the estimated sales components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.

On the above basis, we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

iii.	Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement

Pursuant to the relevant 2006 Framework Agreement, the materials and automotive components are to be provided to Shenyang Automotive by Shanghai Hidea on terms which are no less favourable than the terms which can be obtained by Shanghai Hidea from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.

Upon enquiry, we were confirmed by the Directors that the materials and automotive components to be provided to Shenyang Automotive are tailor-made by Shanghai Hidea and hence Shenyang Automotive represents the sole customer of Shanghai Hidea. Given that Shanghai Hidea does not sell the same materials and automotive components to independent third party customers, we were confirmed by the Company that there were no comparable sales transactions for the above materials and automotive components available for our comparison.

As advised by the Company, Shanghai Hidea provides design services to Shenyang Automotive in respect of inner and outer decorations of minibuses and Zhonghua sedans. As regards the Proposed Caps to be sought of the sales by Shanghai Hidea to Shenyang Automotive for the two financial years ending 31 December 2008 of RMB40,000,000 and RMB85,000,000 respectively, we have obtained from the Directors a list of estimated sales components summing roughly up to the Proposed Caps. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components is arrived at taking into account the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand and export to overseas markets. We consider such basis of preparation to be in line with market practice.

Upon review, we note that the basis of substantial increase of the Proposed Caps over the Approved Caps for the two financial years ending 31 December 2008 of RMB6,700,000 and RMB7,300,000 respectively is mainly attributable to (i) additional research and development scopes on compact minibus (as to RMB14.6 million), Zhonghua hybrid sedan (as to RMB5.4 million) and new Hiase (as to RMB3.0 million) in 2007, thereby incurring additional costs (e.g. for salary, consultancy fees, raw materials) and all of which were not yet taken into account at the time of seeking for the Approved Caps in late 2006; and additional research and development scopes on new Zhonghua A3 sports utility vehicle project (as to RMB25 million) and new high-end Zhonghua sedan project (as to RMB25 million) in 2008, both of which were not yet taken into account at the time of seeking for the Approved Caps in late 2006.

Further, we have obtained confirmation from the Directors that a majority portion of the estimated sales components under the list represents the estimated orders as projected from the major customers of Shenyang Automotive for the two financial years ending 31 December 2008, with a minority portion of the estimated sales components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.

On the above basis, we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

iv.	Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement

Pursuant to the relevant 2006 Framework Agreement, the materials and automotive components are to be provided to Shenyang Automotive by Shenyang Jindong on terms which are no less favourable than the terms which can be obtained by Shenyang Jindong from independent third parties for sale of materials and automotive components of comparable quality and quantity. The price will be agreed upon between the parties for each transaction by reference to the aforementioned pricing policy through arm’s length negotiations.

Upon enquiry, we were confirmed by the Directors that the materials and automotive components to be provided to Shenyang Automotive are tailor-made by Shenyang Jindong and hence Shenyang Automotive represents the sole customer of Shenyang Jindong. Given that Shenyang Jindong does not sell the same materials and automotive components to independent third party customers, we were confirmed by the Company that there were no comparable sales transactions for the above materials and automotive components available for our comparison.

As advised by the Company, Shenyang Jindong will provide matching components, including anti-impact beam sub-assembly of slide door, back-plate of anti-impact beam of slide door, mounting plate of antenna, anti-impact beam assembly of left hand side front door to Shenyang Automotive for onward assembly. As regards the Proposed Caps to be sought of the sales by Shenyang Jindong to Shenyang Automotive for the two financial years ending 31 December 2008 of RMB45,000,000 and RMB50,000,000 respectively, we have obtained from the Directors a list of estimated sales components (mainly matching components as well as parts stands and racks) summing roughly up to the Proposed Caps. We understand from the Directors that such list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual components by the estimated quantity of the corresponding components. The estimated quantity of the corresponding components is arrived at taking into account the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand and export to overseas markets. We consider such basis of preparation to be in line with market practice. For the two financial years ending 31 December 2008, we note that the basis of adopting the price per unit of matching components as well as parts stands and racks underlying the list are to remain stable at levels actually recorded in the first half of 2007.

Upon review, we note that the Proposed Caps to be sought do not substantially increase over the Approved Caps for the two financial years ending 31 December 2008 of RMB43,000,000 and RMB47,000,000 respectively.

Further, we have obtained confirmation from the Directors that a majority portion of the estimated sales components under the list represents the estimated orders as projected from the major customers of Shenyang Automotive for the two financial years ending 31 December 2008, with a minority portion of the estimated sales components under the list representing only a buffering allowance for the purpose of arriving at the Proposed Caps.

On the above basis, we are of the view that the bases on which the Proposed Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.

•	New Continuing Connected Transaction
     Pursuant to the Regional Agent Agreement, Liaoning Zheng Guo shall act as a regional agent of the whole range of automobiles manufactured by Shenyang Automotive for certain regions such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Ningjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsa, Fuzhou, Guangzhou, Shenzhen and Naning for a term commencing after the approval of the Regional Agent Agreement by the Independent Shareholders and expiring on 31 December 2008, with an option to renew for another term of 3 years exercisable by Shenyang Automotive.
     Despite the New Continuing Connected Transaction will be new to the Company, we understand from the Directors that there are comparable transactions for the Group’s appointment of regional agent in other geographical area in the PRC. Upon comparison, we were confirmed by the Company that the agency fee rate payable and settlement period to Liaoning Zheng Guo is comparable to those payable to and adopted by another regional agent appointed by the Group for the Northern China region. In any event, as set out in the Letter from the Board, Shenyang Automotive will sell automobiles to Liaoning Zheng Guo on terms which are no less favourable to Shenyang Automotive than those offered to other authorised agents of Shenyang Automotive. Upon enquiry, we understand from the Directors that such statement is made after taking into account the extent of savings from administrative costs otherwise incurred in dealing directly with a number of small authorised agents which is estimated to exceed the agency fee payable to Liaoning Zheng Guo after appointment thereof on a per vehicle sold basis.
     We have obtained from the Directors a list of estimated sales of the Group’s automobiles summing roughly up to the Caps for the two financial years ending 31 December 2008. We understand from the Directors that the list of estimate is prepared on the basis of multiplying the estimated price per unit of the individual automobile by the estimated quantity of the corresponding automobile based on the growth trend experienced in the first half of 2007 and the anticipated growth in sales of the Group’s minibuses and sedans as a result of the increase in domestic demand. We consider such basis of preparation to be in line with market practice.
     Upon enquiry, we understand from the Directors that the basis of adoption of (i) RMB1,800,000,000 as annual Cap for the financial year ending 31 December 2007 roughly represents 1.4 months’ sales volume based on the actual unaudited sales of RMB7,742,973,000 recorded by the Group for the six months ended 30 June 2007 (which roughly tying in with the time period between the proposed date of the Special General Meeting and 31 December 2007); and (ii) RMB5,000,000,000 as annual Cap for the financial year ending 31 December 2008 roughly represents less than 4 months’ sales volume based on the actual unaudited sales of RMB7,742,973,000 recorded by the Group for the six months ended 30 June 2007 by conservatively assuming no growth in the Group’s sales in 2008.

     Further, we have obtained confirmation from the Directors that a majority portion of the estimated sales of the Group’s automobiles under the list represents the estimated orders as projected from the Group’s authorised agents which will be served by Liaoning Zheng Guo for the two financial years ending 31 December 2008, with a minority portion of the estimated sales under the list representing only a buffering allowance for the purpose of arriving at the Caps.
     On the above basis, we are of the view that the bases on which the Caps were determined are fair and reasonable and in the interests of the Independent Shareholders and the Company as a whole.
     In summary, given that the relevant terms of individual agreement will be determined upon execution with reference to the then prevailing market conditions and the above pricing principles, we consider that the Revised Continuing Connected Transactions and the New Continuing Connected Transaction is to be carried out on normal commercial terms and in the ordinary course of business and the bases on which the Proposed Caps and the Caps were determined are fair and reasonable and in the interests of the Shareholders and the Company as a whole.
3.	The conditions
     As the respective Proposed Caps and the Caps will exceed HK$10 million and the relevant applicable ratios under Rule 14.07 of the Listing Rules exceed 2.5%, the Proposed Caps of the Revised Continuing Connected Transactions and the New Continuing Connected Transaction are subject to reporting, announcement, and the Shareholders’ or the Independent Shareholders’ approval requirements under the Listing Rules.
     The Company will therefore seek the approval by the Shareholders of the Proposed Caps and the approval by the Independent Shareholders of the Regional Agent Agreement governing the New Continuing Connected Transaction including the Caps subject to the following conditions:
1.	The Revised Continuing Connected Transactions and the New Continuing Connected Transaction will be:
(i)	entered into by the Group in the ordinary and usual course of its business;

(ii)	conducted on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties; and

(iii)	entered into in accordance with the terms of the relevant framework agreements governing the Revised Continuing Connected Transactions and the New Continuing Connected Transaction that are fair and reasonable and in the interests of the Shareholders of the Company as a whole;

2.	The transacted amount of the transactions under the Revised Continuing Connected Transactions and the New Continuing Connected Transaction shall not exceed the Proposed Caps or the Caps (as the case may be);

3.	The Company will comply with all other relevant requirements under the Listing Rules.
     Taking into account the conditions attached to the Revised Continuing Connected Transactions and the New Continuing Connected Transaction, in particular (i) the restriction by way of setting the Proposed Caps and the Caps; and (ii) the compliance with all other relevant requirements under the Listing Rules (which include the annual review and/or confirmation by the independent non-executive Directors and auditors of the Company on the actual execution of the Revised Continuing Connected Transactions and the New Continuing Connected Transaction), we consider that the Company has taken appropriate measures to govern the Group in carrying out the Revised Continuing Connected Transactions and the New Continuing Connected Transaction, thereby safeguarding the interests of the Shareholders thereunder.
Recommendation
     Having considered the above principal factors, we are of the opinion that the Proposed Caps and the terms of the New Continuing Connected Transaction and the Caps are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. We further envisage that the New Continuing Connected Transaction should be carried out on normal commercial terms and in the ordinary course of business of the Group, after considering the Directors’ belief that the appointment of regional agent is in line with the sales model for international automobile manufacturers and after comparing with the Group’s appointment of another regional agent in other geographical area. Accordingly, we recommend the Independent Board Committee to advise the Shareholders or the Independent Shareholders, and we advise the Shareholders or the Independent Shareholders, to vote in favour of the ordinary resolutions to be proposed at the Special General Meeting for approving the Proposed Caps and the New Continuing Connected Transaction and the Caps.
THE FINANCIAL ASSISTANCE
Principal factors and reasons considered
     In arriving at our opinion regarding the terms of the Financial Assistance, we have considered the following principal factors and reasons:
1.	Background of and reasons for the Financial Assistance
     At the 2007 SGM, the Shareholders have approved the provision of cross guarantees in respect of banking facilities in the amounts of (i) RMB1.5 billion between Shenyang Automotive and Xing Yuan Dong for the period from 1 January 2007 to 31 December 2007; and (ii) RMB500 million between Xing Yuan Dong and JinBei for the period from 1 January 2007 to 31 December 2007. As the agreements for provision of cross guarantees will expire by 31 December 2007 and for reasons set out below, the parties intend to extend the agreement for another financial year to until 31 December 2008 and to increase the amount of cross guarantee in the agreement between Shenyang Automotive and Xing Yuan Dong.

     As set out in the Letter from the Board, with the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either a guarantee or securities from a third party to secure banking facilities granted to borrowers. Shenyang Automotive is the subsidiary within the Group principally engaged in the manufacturing of automobiles and automotive components. Shenyang Automotive will utilize its banking facilities to finance the increase in demand for newly introduced model of sedans, the expansion of its production capacity in anticipation of the scheduled launch of new models of minibuses and sedans and the business strategy of increasing the market share of the Group in the domestic sedan market in the PRC.
     JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality and volume of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since a number of members of the JinBei Group are suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
     Xing Yuan Dong is one of the subsidiaries of the Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei and Shenyang Automotive will be utilized by Xing Yuan Dong to improve its production facilities in order to support the substantial increase in production volume and the future launch of new models of minibuses and sedans.
     As a result of the increase in sale of automobiles, the volume of businesses of Shenyang Automotive and Xing Yuan Dong also increased resulting in the need for a higher amount of banking facilities to support their respective businesses. According to the interim report of the Company for the six months ended 30 June 2007, Shenyang Automotive sold 60,287 Zhonghua sedans in the first half of 2007, representing a 210.8% increase from 19,398 sedans sold during the corresponding period last year.
     We were advised by the Company that the Company, Shenyang Automotive, JinBei and Xing Yuan Dong have each considered to use corporate guarantee and/or obtain guarantee from independent third party credit guarantee company and/or pledge of assets instead of using cross guarantees. However, the Company advised that banks in the PRC no longer accept the usage of corporate guarantee of individual company for the banking facilities of its own or its subsidiaries. In addition, it is difficult for a company in the PRC to obtain independent third party guarantee for such a sizable loan amount. Furthermore, according to the Company, it may be difficult for a company to pledge only a certain part of its fixed assets to match the size of a specific loan and pledging the entire asset (which may result in over- collateralisation) may not be in the best interests of the Company as a whole.

     Based on the above and the ensuing analysis, we consider that it is fair and reasonable and in the interests of the Shareholders and the Company as a whole for the Group to enter into the framework agreement in relation to the Financial Assistance.
2.	Terms of the Financial Assistance
     On 3 October 2007, two respective agreements for the provision of cross guarantees were entered into, pursuant to which (i) Shenyang Automotive and Xing Yuan Dong will provide cross guarantee to each other’s banking facilities in the amount of RMB2.0 billion; and (ii) Xing Yuan Dong and JinBei will provide cross guarantee to each other’s banking facilities in the amount of RMB500 million. The banking facilities, that will be granted to each of Shenyang Automotive, Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2008 to 31 December 2008. In the event the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company will have to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantees.
     According to the interim report of JinBei, JinBei had total assets and cash amounting to approximately RMB4.2 billion and RMB1.0 billion respectively as at 30 June 2007. Based on the aforesaid financial position of JinBei, and taking into account that JinBei is an A-share company publicly listed on Shanghai Stock Exchange, we understand from the Directors that they are confident that JinBei will be able to fulfill its repayment obligations should they became due.
     On the other hand, based on the unaudited accounts provided by the Company, Shenyang Automotive had total assets and cash amounting to approximately RMB13.0 billion and RMB3.2 billion respectively as at 30 June 2007. Shenyang Automotive is a 51% owned subsidiary of the Company and therefore the Group has control over its management and operation. Besides, Shenyang Automotive had contributed profits to the Group in the past and, given the scheduled launch of new models of existing sedans and new range of automobiles and the anticipated increase in sales of sedans in the financial year ending 31 December 2008, its financial performance could improve in the near future. On the above basis, and taking into account that JinBei is also the substantial shareholder of Shenyang Automotive, the Directors are also confident that Shenyang Automotive will be able to fulfill its repayment obligations should they became due.
     Meanwhile, each of JinBei and Shenyang Automotive will provide guarantee to Xing Yuan Dong in support of the banking facilities of Xing Yuan Dong in the equivalent amounts of RMB500 million and RMB2.0 billion respectively without any charge or securities.
     Based on the above, we consider that the terms of the Financial Assistance are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

3.	Financial effects of the Financial Assistance on the Group
     We are advised by the Directors that the Group is expected to be exposed to a contingent liability of RMB500 million as a result of the Financial Assistance. The size of such contingent liability represents approximately 8.4% of the unaudited consolidated net assets of the Group as at 30 June 2007. In view of the background and financial position of each of Shenyang Automotive and JinBei as detailed in the sub- paragraph headed “Terms of the Financial Assistance” above, the Directors are confident that Shenyang Automotive and JinBei will be able to fulfill their repayment obligations should they became due. In the event that there were default on the banking facilities drawn by Shenyang Automotive and JinBei, the Directors expect that there will not be any significant adverse financial effect on the Group.
Recommendation
     Having considered the above principal factors, we are of the opinion that the Financial Assistance is on normal commercial terms and the terms thereof are fair and reasonable and the provision thereof is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Shareholders, and we advise the Shareholders, to vote in favour of the ordinary resolution to be proposed at the Special General Meeting for approving the Financial Assistance.

Yours faithfully,
For and on behalf of
Partners Capital International Limited
Alan Fung	Harry Yu
Managing Director	Executive Director

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP
1.	STATEMENT OF INDEBTEDNESS
     As at the close of business on 31 August 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding indebtedness of approximately RMB5,197 million, comprising bank borrowings of approximately RMB3,334 million and convertible bonds of approximately RMB1,863 million.
Borrowings
     As at the close of business on 31 August 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had bank borrowings of approximately RMB3,334 million, of which approximately RMB2,934 million was secured by bank deposits of approximately RMB1,529 million and bank notes receivable of approximately RMB116 million.
Contingent liabilities
     As at 31 August 2007, the Group had contingent liabilities of approximately RMB260 million.
Disclaimer
     Save as disclosed above and apart from intra-group liabilities, the Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, guarantees or other material contingent liabilities as at the close of business on 31 August 2007.
No material change
     Save as disclosed herein, the Directors have confirmed that there has not been any material change in the indebtedness and contingent liabilities of the Group since 31 August 2007.
2.	WORKING CAPITAL
     After taking into account the available credit facilities and the internal resources of the Group, the Directors were of the opinion that the Group had sufficient working capital for the 12 month period from the date of this circular.
3.	MATERIAL ADVERSE CHANGE
     As at the Latest Practicable Date, the Directors have confirmed that there has not been any material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest audited consolidated financial statements of the Group were made up.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP
4.	TRADING AND FINANCIAL PROSPECTS OF THE GROUP
     For the six months ended 30 June 2007, unaudited consolidated net sales of the Group were RMB7,743.0 million, representing a 78.1% increase from RMB4,348.6 million for the same period in 2006. The increase in sales was primarily due to the increase in unit sales of Shenyang Automotive’s Zhonghua sedans in the first half of 2007. Unaudited costs of sales increased 78.1% from RMB4,032.1 million in the first half of 2006 to RMB7,180.9 million for the same period in 2007. The increase was primarily due to the increase in unit sales of Zhonghua sedans. The average unit cost for both the minibuses and Zhonghua sedans decreased in the first half of 2007, mainly due to improvement in production efficiency together with the decrease in unit cost of components as a result of economies of scale.
     The unaudited share of operating results of associates and jointly controlled entities of the Group (excluding an impairment loss on goodwill in a jointly controlled entity) decreased by 31.5% from RMB131.9 million in the first half of 2006 to RMB90.4 million for the same period in 2007. This was mainly attributable to the decreased profits contributed by BMW Brilliance Automotive Ltd., the Group’s 49.5% indirectly owned jointly controlled entity, and an associate in the first half of 2007.
     The Group recorded an unaudited loss before taxation of RMB75.0 million in the first half of 2007 as compared to that of RMB176.4 million for the same period in 2006. The Group recorded an unaudited loss attributable to equity holders of the Company of RMB125.7 million for the first half of 2007 as compared to that of RMB113.6 million for the same period in 2006.
     The Group has achieved solid improvement in its financial performance during the first half of 2007. Without taking into account the impact of the changes in fair value of embedded conversion option of the zero coupon guaranteed convertible bonds due 2011, the Group was able to return to profit on the back of the robust sale of Zhonghua sedans realised during the period. The Zhonghua sedans registered an 2.1 times growth in unit sales over the corresponding period in 2006. The March 2007 launch of the new Zhonghua 1.8T engine version also expanded the sedan product offering during the first half of 2007.
     Looking into the second half of 2007, the Group expects to continue to face challenges from its competition, both in the introduction of new models as well as possible downward pricing pressure from competing products. The Group will strive to stabilise the sale and market share of its minibus products while exploring new market opportunities with Toyota. As for the Zhonghua sedans, the Group will continue to enrich its product portfolio and heighten its brand recognition by introducing new models, such as the new Zhonghua coupe which was launched in late September 2007.
     As at 30 June 2007, the Group had RMB1,988.5 million in cash and cash equivalents, RMB530.5 million in short-term bank deposits and RMB2,141.7 million in pledged short-term bank deposits. The Group had notes payable of RMB2,793.8 million and outstanding short-term bank borrowings of RMB347.0 million, but had no long-term bank borrowings outstanding as at 30 June 2007. All short-term borrowings of the Group as at 30 June 2007 were unsecured and bearing interest at rates ranging from 6.435% to 6.732% per annum and repayable from 19 September 2007 to 26 January 2008. As of 30 June 2007, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.84.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP
     The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as at 30 June 2007. The Group does not engage in any treasury activities.
     The Group employed approximately 11,300 employees as at 30 June 2007. Employee costs (excluding Directors’ emoluments) amounted to approximately RMB192.1 million for the six months ended 30 June 2007. The Group will endeavour to ensure that the salary levels of its employees are in line with industry practices and prevailing marketing conditions and that employees’ remuneration is based on performance. In addition, the employees are also eligible for share options under the share option scheme adopted by the Company.

APPENDIX II	GENERAL INFORMATION
1.	RESPONSIBILITY STATEMENT
     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in this circular misleading.
2.	DISCLOSURE OF INTERESTS OF DIRECTORS IN EQUITY OR DEBT SECURITIES
     As at the Latest Practicable Date, the interests and short positions of each Director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO to be entered into the register referred to therein; or are required pursuant to the Model Code of Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

		Number of Shares		Approximate
		held		shareholding	Number of
Name of	Type of	Long	Short	percentage	shar eoptions
Director	interests	Position	Position	%	granted
Wu Xiao An (also known as Ng Siu On)	Personal	—	—	—	2,800,000 (Note 1)

	Personal	—	—	—	8,000,000 (Note 2)

Qi Yumin	Personal	—	—	—	7,000,000 (Note 2)

He Guohua	Personal	—	—	—	3,000,000 (Note 2)

Wang Shiping	Personal	—	—	—	3,000,000 (Note 2)

Lei Xiaoyang	Personal	—	—	—	3,000,000 (Note 2)

Notes:

1	The options to subscribe for 2,800,000 Shares were exercisable at any time during the 10-year period from 2 June 2001 at the subscription price of HK$1.896 per Share.

2	The options were exercisable at any time during the 10-year period from 28 December 2006 at the subscription price of HK$1.32 per Share.

APPENDIX II	GENERAL INFORMATION
     Save as disclosed, as at the Latest Practicable Date, none of the Directors, chief executives and their respective associates has any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO to be entered into the register referred to therein; or are required, pursuant to the Model Code of Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.
3. SUBSTANTIAL SHAREHOLDERS
     As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, the following persons, other than a Director or chief executive of the Company has an interest or a short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

	Number of Shares held/Approximate shareholding percentage
	Long		Short		Lending
Name of Shareholders	Position	%	Position	%	Pool	%
Huachen Automotive Group Holdings Company Limited	1,446,121,500	39.41	—	—	—	—

Deutsche Bank Aktiengesellschaft (Note 1)	331,793,294	9.04	126,952,122	3.46	—	—

Templeton Asset Management Ltd. (Note 2)	375,764,000	10.24	—	—	—	—

Notes:

1.	The 331,793,294 Shares are held as to 21,134,600 Shares in the capacity as beneficial owner, as to 1,150,000 Shares as investment manager and as to 309,508,694 Shares as security interest. The 126,952,122 Shares are held as to 12,390,000 Shares in the capacity as beneficial owner and as to 114,562,122 Shares as security interest. 170,783,572 Shares in long position represent underlying interest in physically settled derivatives listed or traded on a stock exchange or traded on a futures exchange. 11,000,000 Shares in long position and 6,000 Shares in short position represent underlying interest in cash settled unlisted derivatives.

2.	The 375,764,000 Shares are held in the capacity as investment manager.
     Save as disclosed herein, there was no other person so far as is known to the Directors and chief executives of the Company, other than a Director or chief executive of the Company has an interest or a short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX II	GENERAL INFORMATION
4. DIRECTORS’ INTEREST IN ASSETS AND/OR ARRANGEMENT
     As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2006 (being the date to which the latest published audited consolidated financial statements of the Group were made up) acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.
     As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.
5. DIRECTORS’ SERVICE CONTRACTS
     As at the Latest Practicable Date, none of the Directors has any existing or proposed contract of service with any member of the Group which is not expiring or terminable within one year without payment of compensation (other than statutory compensation).
6. MATERIAL ADVERSE CHANGE
     There has been no material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the Group’s latest published audited consolidated financial statements were made up.
7. MATERIAL CONTRACTS
     The following contracts (not being contracts in the ordinary course of business) having been entered into by the Company or any of its subsidiaries within two years immediately preceding the date of this circular and are or may be material:
(a)	fifteen framework agreements dated 16 December 2005 in respect of the continuing connected transactions as set out in the paragraph headed “The Continuing Connected Transactions” in the announcement made by the Company dated 16 December 2005;

(b)	an agreement dated 16 December 2005 for the provision of cross guarantee in respect of banking facilities in the amount of RMB300 million entered into between Shenyang Automotive and Xing Yuan Dong;

(c)	an agreement dated 16 December 2005 for the provision of cross guarantee in respect of banking facilities in the amount of RMB385 million entered into between Xing Yuan Dong and JinBei;

(d)	the purchase agreement dated 8 May 2006 entered into between the Company, Brilliance China Finance Limited (then known as Goldcosmos Investments Limited) and Citigroup Global Markets Limited in respect of the issue of the zero coupon guaranteed convertible bonds due 2011 in the principal amount of approximately US$183 million;

APPENDIX II	GENERAL INFORMATION
(e)	a trust deed dated 7 June 2006 entered into between the Company, Brilliance China Finance Limited (then known as Goldcosmos Investments Limited) and The Bank of New York, London branch in respect of the issue of the zero coupon guaranteed convertible bonds due 2011 in the principal amount of approximately US$183 million;

(f)	seven framework agreements dated 15 December 2006 in respect of the Additional Continuing Connected Transactions;

(g)	an agreement dated 15 December 2006 for the provision of cross guarantee in respect of banking facilities in the amount of RMB1.5 billion entered into between Shenyang Automotive and Xing Yuan Dong;

(h)	an agreement dated 15 December 2006 for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million entered into between Xing Yuan Dong and JinBei;

(i)	the Regional Agent Agreement;

(j)	an agreement dated 3 October 2007 for the provision of cross guarantee in respect of banking facilities in the amount of RMB2.0 billion entered into between Shenyang Automotive and Xing Yuan Dong; and

(k)	an agreement dated 3 October 2007 for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million entered into between Xing Yuan Dong and JinBei.
8. EXPERT’S CONSENT AND QUALIFICATION
     The following is the qualification of the professional adviser who has given opinion or advice which is contained in this circular:

Name	Qualification
Partners Capital International Limited	A corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the SFO
     The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and all reference to its name in the form and context in which they appear.
     As at the Latest Practicable Date, the Independent Financial Adviser was not beneficially interested in the share capital of any member of the Group nor did it has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited consolidated financial statements of the Group were made up, acquired, disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX II	GENERAL INFORMATION
9. LITIGATION
     As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and so far as the Directors are aware, no litigation or claim of material importance are pending or threatened by or against the Company or any of its subsidiaries.
10. COMPETING INTERESTS
     None of the Directors and his associates is interested directly or indirectly in a business, apart from his interest in the Company, which competes or is likely to compete with the business of the Group.
11. MISCELLANEOUS
(a)	Save as disclosed in this circular, there is no contract or arrangement entered into by any member of the Group subsisting at the date hereof in which any Director is materially interested and which is significant in relation to the business of the Group.

(b)	Save as disclosed in this circular, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of by or leased to, or which are proposed to be acquired, disposed of by or leased to, the Company or any of its subsidiaries since 31 December 2006, the date to which the latest published audited consolidated financial statements of the Group were made up.

(c)	The secretary of the Company is Ms. Lam Yee Wah Eva, an associate of The Hong Kong Institute of Chartered Secretaries and an associate of The Institute of Chartered Secretaries and Administrators.

(d)	The qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Ms. Huang Yu (“Ms. Huang”). Ms. Huang is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (other than the fact that she is not a fellow or an associate member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA). The Company was granted a 3-year conditional waiver commencing from 15 May 2007 to 14 May 2010 from strict compliance with the requirements of Rule 3.24 of the Listing Rules. During the period covered by the waiver, Ms. Huang will have continual access to the assistance of Mr. Eugene Liu, a partner of RSM Nelson Wheeler and a member of the HKICPA.

(e)	The registered office of the Company is situated at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal place of business is at Suites 1602–05, Chater House, 8 Connaught Road Central, Hong Kong.

APPENDIX II	GENERAL INFORMATION
(f)	The principal transfer agent and registrar is Appleby Management (Bermuda) Ltd. at Argyle House, 41A Cedar Avenue, P.O. Box HM 1179, Hamilton HM11, Bermuda. The Hong Kong branch share registrar and transfer office is Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(g)	The English text of this circular and the accompanying form of proxy shall prevail over their respective Chinese text.
12. DOCUMENTS AVAILABLE FOR INSPECTION
     Copies of the following documents will be available for inspection during normal business hours (Saturdays and public holidays excepted) at Suites 1602–05, Chater House, 8 Connaught Road Central, Hong Kong from the date of this circular up to and including 7 November 2007 and at the Special General Meeting :
(a)	the letter from Partners Capital International Limited, the text of which is set out on pages 26 to 53 of this circular;

(b)	the written consent from Partners Capital International Limited referred to in paragraph 8 of this appendix;

(c)	the letter of recommendation from the Independent Board Committee to the Shareholders, the text of which is set out on page 25 of this circular;

(d)	the Bye-Laws;

(e)	the contracts referred to in the paragraph headed “Material contracts” referred in paragraph 7 of this appendix;

(f)	the annual reports of the Company for the two financial years ended 31 December 2005 and 31 December 2006; and

(g)	the interim report of the Company for the six months ended 30 June 2007.

NOTICE OF SPECIAL GENERAL MEETING
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
     NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 16 November 2007 at 9:00 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions or special resolutions of the Company:
ORDINARY RESOLUTIONS
1.	“THAT the proposed maximum annual monetary value of the revised continuing connected transactions to be entered into between the Company and its subsidiaries and connected persons of the Company (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) (the “Listing Rules”) for each of the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The Proposed Caps” in the Letter from the Board contained in a circular issued by the Company dated 24 October 2007 (the “Circular”) (a copy of which is marked “A” and produced to the meeting and signed by the Chairman for identification purposes) be and are hereby approved.”

2.	“THAT
(a)	the entering into of the regional agent agreement dated 3 October 2007 (the “Regional Agent Agreement”) (a copy of which is marked “B” and produced to the meeting and signed by the Chairman for identification purposes) between (Shenyang Brilliance JinBei Automobile Co., Ltd.*) (“Shenyang Automotive”) and (Liaoning Zheng Guo Investment Development Company Limited*) (“Liaoning Zheng Guo”) pursuant to which Liaoning Zheng Guo is to act as a regional agent of the whole range of automobiles manufactured by Shenyang Automotive for certain regions, such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Ningjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsa, Fuzhou, Guangzhou, Shenzhen and Naning for a term commencing after the approval of the Regional Agent Agreement by the shareholders of the Company and expiring on 31 December 2008, with an option to renew for another term of 3 years exercisable by Shenyang Automotive be and is hereby ratified, confirmed and approved and the sales of automobiles by Shenyang Automotive to Liaoning Zheng Guo pursuant to the Regional Agent Agreement be and is hereby approved; and that the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the transactions contemplated under the Regional Agent Agreement; and

(b)	the proposed maximum annual monetary value of the sales by Shenyang Automotive to Liaoning Zheng Guo in the amount of RMB1,800,000,000 and RMB5,000,000,000, respectively for the two financial years ending 31 December 2008 be and are hereby approved.”
3.	“THAT
(a)	the entering into of the guarantee agreement dated 3 October 2007 between (Shenyang XingYuanDong Automobile Component Co., Ltd.*) (“Xing Yuan Dong”), a wholly-owned subsidiary of the Company and Shenyang Automotive, a 51% owned subsidiary of the Company, in relation to the provision of cross guarantee by each of Xing Yuan Dong and Shenyang Automotive for the banking facilities of the other party up to the amount of RMB2.0 billion for a period of one year commencing from 1 January 2008 to 31 December 2008 (a copy of which is marked “C” and produced to the meeting and signed by the Chairman for identification purposes) be and is hereby ratified, confirmed and approved and that the directors of the Company be and are hereby authorised to take such actions as are necessary to give effect to the cross guarantee; and

(b)	the entering into of the guarantee agreement dated 3 October 2007 between Xing Yuan Dong and (Shenyang JinBei Automotive Company Limited*) (“JinBei”) in relation to the provision of cross guarantee by each of Xing Yuan Dong and JinBei for the banking facilities of the other party up to the amount of RMB500 million for a period of one year commencing from 1 January 2008 to 31 December 2008 (a copy of which is marked “D” and produced to the meeting and signed by the Chairman for identification purposes) be and is hereby ratified, confirmed and approved and that the directors of the Company be and are hereby authorised to take such actions as are necessary to give effect to the cross guarantee.”

SPECIAL RESOLUTIONS
4.	(a)	“THAT the bye-laws of the Company (the “Bye-Laws”) be amended as follows:
(1)	Bye-Law 26 be amended by adding the words “or such other manner as permissible under the Listing Rules” at the end;

(2)	Bye-Law 44 be amended by deleting the words “and in the Newspapers” therefrom;

(3)	Bye-Law 60(B) be deleted in its entirety and replaced by the following:
“6	(i)	Except in the case of the removal of auditors or Directors, anything which may be done by Ordinary Resolution or Special Resolution in general meeting may be done by resolution in writing, signed by the required majority of the shareholders or any class thereof or their proxies, or in the case of a shareholder that is a corporation (whether or not a company within the meaning of the Companies Act) by its representative on behalf of such shareholder, being the required majority of the shareholders of the Company or any class thereof who at the date of the notice of the resolution in writing would be entitled to attend a meeting and vote on the resolution. Such resolution in writing may be signed in as many counterparts as may be necessary.

	(ii)	Notice of any resolution in writing to be made under this Bye-Law shall be given, and a copy of the resolution shall be circulated, in the same manner as that required for a notice of a general meeting of the Company at which the resolution could have been considered, except that the length of the period of notice shall not apply.

	(iii)	The accidental omission to give notice of, or to circulate a copy of, a resolution in writing to be made under this Bye-Law, or the non- receipt of such notice or copy by, any person entitled to receive such notice or copy shall not invalidate the passing of the resolution.

	(iv)	For the purposes of this Bye-Law, the date of the resolution in writing is the date when the resolution is signed by, or on behalf of, the shareholder who establishes the majority of votes required for the passing of the resolution and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this Bye-Law, a reference to such date.

(v)	A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of shareholders of the Company, as the case may be. A resolution in writing made in accordance with this Bye-Law shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.”;
(4)	Bye-Law 97(A)(vi) be deleted in its entirety and replaced by the following:
“(vi)	if he shall be removed from office by an Ordinary Resolution of the Company under Bye-Law 104.”;
(5)	Bye-Law 104 be deleted in its entirety and replaced by the following:
“104.	The Company may by Ordinary Resolution remove any Director (including an Executive Director) before the expiration of his period of office notwithstanding anything in these Bye-Laws or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may elect another person in his stead. Any person so elected shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at such meeting. If the Director is to retire at an annual general meeting, he shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such annual general meeting.”;
(6)	Bye-Law 113 be amended by deleting the words “(save and except for the Chairman)” therefrom;

(7)	Bye-Law 119 be amended by deleting the first sentence and replaced by the following:

“The Board may elect any one of its body to act as Chairman and/or another to act as Deputy Chairman and may elect or otherwise appoint other officers and determine the period for which each of them is to hold office.”;

(8)	Bye-Law 144 be deleted in its entirety and replaced by the following:
“144.	Notice of the declaration of an interim dividend may be given by advertisement or in such other manner as is permissible under the Listing Rules and other relevant legislation in the Relevant Territory and in such other territory or territories as the Board may determine and in such manner as the Board shall determine.”;

(9)	Bye-Law 162(B) be amended by deleting the words “(provided that prior consent has been obtained from the shareholder)” therefrom and replaced by “(provided that prior consent has been obtained from the shareholder pursuant to the Companies Act and other relevant legislations, regulations and the Listing Rules)”; and

(10)	Bye-Law 162(C) be deleted in its entirety and replaced by the following:
“(C)	For the purpose of this Bye-Law, subject to compliance with the publication, shareholder’s consent and notification requirements of the Statutes and any rules prescribed by the stock exchange in the Relevant Territory from time to time, publication by the Company on the Company’s web-site of those documents to be sent to shareholders of the Company in paragraph (B) above at least 21 days before the date of the annual general meeting shall, in relation to each such shareholder of the Company, be deemed to discharge the Company’s obligations under paragraph (B) above.”
(b)	"THAT subject to the passing of resolution numbered 4(a), a new set of the Bye-Laws contained in the printed document, a copy of which has been produced to the meeting marked “E” and has been signed by the Chairman for the purposes of identification, be and are hereby approved and adopted as the Bye-Laws.”
By order of the Board
Brilliance China Automotive Holdings Limited
Lam Yee Wah Eva
Company Secretary
Hong Kong, 24 October 2007

*  for identification purposes only

Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602–05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.
2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.
5.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
6.	The ordinary resolutions numbered 1 to 3(b) set out in this notice of special general meeting will be put to shareholders to vote on poll and the special resolutions numbered 4(a) and 4(b) set out in this notice of special general meeting will be put to shareholders to vote by a show of hands.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
Proxy form for use at the Special General Meeting or any adjournment thereof
I/We                                                              of                                                             being holder(s) of                          2 shares of US$0.01 each in the capital of Brilliance China Automotive Holdings Limited (the “Company”), HEREBY APPOINT the Chairman of the meeting3 or                                                             of                                                              as my/our proxy to act for me/us at the Special General Meeting of the Company, to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 16 November 2007 at 9:00 a.m. or any adjournment thereof, and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions set out in the notice convening the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS			For[4]	Against[4]

1	To approve the proposed maximum annual monetary value of the revised continuing connected transactions for the two financial years ending 31 December 2008

2	a.	To ratify, confirm and approve the entering into of the regional agent agreement dated 3 October 2007 (the “Regional Agent Agreement”) between Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) and Liaoning Zheng Guo Investment Development Company Limited (“Liaoning Zheng Guo”) pursuant to which Liaoning Zheng Guo is to act as a regional agent of the whole range of automobiles manufactured by Shenyang Automotive for certain regions, such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Ningjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsa, Fuzhou, Guangzhou, Shenzhen and Naning for a term commencing after the approval of the Regional Agent Agreement by the shareholders of the Company and expiring on 31 December 2008, with an option to renew for another term of 3 years exercisable by Shenyang Automotive and to approve the sale of automobiles by Shenyang Automotive to Liaoning Zheng Guo (the “New Continuing Connected Transaction”) and to authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the New Continuing Connected Transaction contemplated under the Regional Agent Agreement

	b.	To approve the proposed maximum annual monetary value of the New Continuing Connected Transaction for the two financial years ending 31 December 2008

3	a.	To ratify, confirm and approve the guarantee agreement dated 3 October 2007 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang Automotive in relation to the provision of cross guarantee for banking facilities of the other party up to RMB2.0 billion for a period of one year from 1 January 2008 to 31 December 2008 and to authorise the directors of the Company to take such actions as are necessary to give effect to the cross guarantee

	b.	To ratify, confirm and approve the guarantee agreement dated 3 October 2007 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang JinBei Automotive Company Limited in relation to the provision of cross guarantee for banking facilities of the other party up to RMB500 million for a period of one year from 1 January 2008 to 31 December 2008 and to authorise the directors of the Company to take such actions as are necessary to give effect to the cross guarantee

SPECIAL RESOLUTIONS

4	a.	To amend the Bye-Laws of the Company

	b.	To adopt a new set of Bye-Laws of the Company

Signature[5]	Dated

Notes:
1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman of the meeting is preferred, strike out the words “the Chairman of the meeting” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (H) IN THE BOX MARKED “FOR” THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (H) IN THE BOX MARKED “AGAINST” THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. On a poll, your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting except that persons appointed by a clearing house as a proxy will be able to vote on a show of hands and on poll.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.

6.	In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

7.	In case of joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

8.	The proxy need not be a member of the Company but must attend the meeting in person to represent you.

9.	Completion and deposit of this form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

10.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the Chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
11.	Ordinary resolutions numbered 1 to 3(b) (inclusive) will be put to shareholders to vote on poll. Special resolutions numbered 4(a) and 4(b) will be put to shareholders to vote by a show of hands.
12.	Each of the resolutions set out in resolutions numbered 2(a), 2(b), 3(a), 3(b), 4(a) and 4(b) will be put to shareholders to vote by way of separate resolutions.

*	for identification purposes only